Filed pursuant to Rule 424(b)(3)
File number 333-114447

$450,000,000

SOLECTRON CORPORATION

0.50% Convertible Senior Notes due 2034

and the Common Stock Issuable Upon Conversion of the Notes

     We issued the notes in a private placement in February 2004. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.

     The notes are scheduled to mature on February 15, 2034. We will pay interest on the notes on February 15 and August 15 of each year. The first such payment will be made on August 15, 2004.

     You may convert the notes into shares of our common stock at any time prior to maturity, redemption or repurchase by us, if (1) the price of our common stock issuable upon conversion of a note reaches a specified threshold, (2) the notes have been called for redemption, (3) specified corporate transactions occur or (4) the trading price of the notes falls below certain thresholds. The initial conversion rate is 103.4468 shares per $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $9.67 per share.

     The notes rank equally in right of payment with all of our existing and future unsubordinated, unsecured indebtedness, are structurally subordinated to all liabilities of our subsidiaries and are subordinated to all of our unsubordinated, secured indebtedness to the extent of the value of the collateral.

     On or after February 20, 2011, we will have the option to redeem all or a portion of the notes that have not been previously purchased, repurchased or converted, at 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and liquidated damages owed, if any, to, but excluding, the date of repurchase. You may require us to purchase all or a portion of your notes for cash on each February 15 of each of 2011, 2014, 2019, 2024 and 2029 at a price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest and liquidated damages owed, if any, to, but excluding, the date of repurchase. You have the option, subject to certain conditions, to require us to repurchase any notes held by you in the event of a “change in control,” as described in this prospectus, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest and liquidated damages owed, if any, to, but excluding, the date of repurchase.

     The notes are not listed on any securities exchange or included in any automated quotation system. On July 21, 2004, the last reported sale price for our common stock on the New York Stock Exchange Composite Tape was $5.43 per share. Our common stock is listed on the New York Stock Exchange Composite Tape under the symbol “SLR.”

     Investing in the notes involves risks. See “Risk Factors” beginning on page 8.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 21, 2004

SUMMARY

     This summary contains basic information about us and this offering. Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the information set forth under “Risk Factors” and our consolidated financial statements and the schedules and related notes and Management’s Discussion and Analysis of Financial Condition and the Results of Operations incorporated by reference into this prospectus. Unless the context otherwise requires or we state otherwise, the terms “Solectron,” “we,” “us” and “our” refer to Solectron Corporation, a Delaware corporation, together with its subsidiaries.

Solectron Corporation

     We provide electronics supply chain services to original equipment manufacturers (OEMs) around the world. These companies contract with us to build their products or to obtain services related to product development, manufacturing and post-production requirements. In most cases, we build and service products that carry the brand names of our customers.

     We serve several electronics products and technology markets. Much of our business is related to the following products:

•	Computing equipment, including workstations, notebooks, desktops, servers, storage systems and peripherals;

•	Networking equipment such as routers and switches that move traffic across the Internet;

•	Telecommunications equipment;

•	Consumer products such as high-end cellular phones, set-top boxes, personal/handheld communications devices and home game consoles;

•	Automotive electronics systems and components, including audio and navigation systems, system control modules, pressure sensors and switches, and actuators and body electronics;

•	Semiconductor and test equipment, including wafer fabrication equipment controls, process automation equipment and home appliance electronics controls;

•	Medical products such as X-ray equipment, ultrasound fetal monitors, MRI scanners, blood analyzers, ECG patient monitors, surgical robotic systems, HPLCs, spectrometers, and laser surgery equipment; and

•	Other electronics equipment and products.

     Our customers include many of the world’s leading technology companies, such as Apple, Cisco Systems, Ericsson, Hewlett-Packard, IBM, Lucent Technologies, NEC, Nortel Networks, Sony and Sun Microsystems.

     We have a comprehensive range of services designed to meet customer supply chain needs throughout the product life cycle. Our services include:

•	Collaborative design support and design for manufacturability;

•	New product introduction engineering services;

•	Supply chain design and sourcing;

•	Prototyping;

•	Product testing;

•	Full product manufacturing, including printed circuit board assembly and complete product systems assembly;

•	Materials purchasing and supply base management;

•	Product fulfillment services, including packaging, distribution and installation; and

•	Product repair and warranty service.

     We bring these services together to provide integrated solutions for customers in electronics and technology markets. By utilizing our services, customers gain cost, time and quality advantages that help improve their competitiveness and enable them to focus on their core competencies of sales, marketing, and research and development.

Divestitures

     During the first quarter of our fiscal 2004, as a result of a review of our portfolio of businesses, we committed to a plan to divest three non-strategic businesses in addition to the divestiture of four non-strategic businesses we had previously announced. As a result of that decision, we reported the financial results of these businesses as discontinued operations in our Quarterly Report on Form 10-Q for the period ended November 30, 2003. We have reissued, in an updated format, certain of our historical consolidated financial statements in connection with the provision of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and Rule 3-01 of Regulation S-X under the Securities Act of 1933 as included in our current report on Form 8-K, filed on February 9, 2004, which report is incorporated by reference into this prospectus.

     As part of our plan to divest non-strategic businesses, as of the date of this prospectus, the following have occurred since January 13, 2004:

     On January 31, 2004, we completed the sale of our DY4 Systems business to Curtiss-Wright Corporation.

     On April 14, 2004, we completed the sale of our Stream International call center business to the parent company of ECE Holdings, Inc.

     On April 16, 2004, we completed the sale of SMART Modular Technologies, Inc. and other affiliated SMART Modular Technologies companies to Texas Pacific Group, Francisco Partners and Shah Management.

     On May 27, 2004, we completed the sale of our Kavlico sensor products business to Schneider Electric.

     On June 16, 2004, we signed a definitive agreement to sell our Force Computers, Inc. embedded computing business to Motorola, Inc.

     On June 29, 2004, we sold our 63% interest in US Robotics Corporation to the management of US Robotics.

     We were originally incorporated in the State of California in August 1977. In February 1997, we were reincorporated in Delaware. Our principal executive offices are located at 847 Gibraltar Drive, Milpitas, California 95035. Our telephone number is (408) 957-8500 and our internet address is www.solectron.com. The information contained or incorporated in our website is not a part of, or incorporated into, this prospectus and should not be relied upon in making a decision of whether or not to invest in our securities.

The Offering

Notes offered	$450,000,000 aggregate principal amount of 0.50% Convertible Senior Notes due 2034.

Maturity	February 15, 2034.

Interest	The notes bear interest at an annual rate of 0.50%. We will pay interest on the notes on February 15 and August 15 of each year, commencing August 15, 2004.

Conversion	Unless we have previously redeemed, purchased or repurchased the notes, you will have the right, at your option, to convert your notes, in whole or in part, into shares of our common stock prior to maturity, subject to adjustments described herein, initially at a rate of 103.4468 shares of common stock per $1,000 principal amount of notes (which is equivalent to a conversion price of approximately $9.67 per share), as follows:

•	if, on or prior to February 15, 2029, the closing sale price of our common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the eleventh trading day of any fiscal quarter is more than 120% of the then current conversion price of the notes, then you will have such conversion right until and including the eleventh trading day of the following fiscal quarter;

•	if, on any date after February 15, 2029, the closing sale price of our common stock is more than 120% of the then current conversion price of the notes, then you will have such conversion right at all times thereafter;

•	if we elect to call the notes for redemption on or after February 20, 2011, then you will have the right to convert the notes (or the portion of the notes called for redemption if fewer than all) from the date of the notice of redemption until the close of business on the business day immediately prior to the redemption date;

•	if we distribute to all or substantially all holders of our common stock rights, options or warrants entitling them to purchase common stock at less than the closing sale price of our common stock on the trading day immediately preceding the declaration for such distribution, then once we have given notice to you of such event, you will have such conversion right until a specified date unless you may participate in the distribution without converting;

•	if we distribute to all or substantially all holders of our common stock cash, assets, debt securities or capital stock, which distribution has a per common share value as determined by our board of directors exceeding 5% of the closing sale price of our common stock on the day preceding the declaration for such distribution, then once we have given notice to you, you will have such conversion right until a specified date unless you may participate in the distribution without converting; or

•	if we become a party to a consolidation, merger or sale of all or substantially all of our assets that constitutes a change in control, as that term is defined in this prospectus under the caption entitled “Description of the Notes — Repurchase at Option of Holders Upon a Change in Control,” or such an event occurs that would have been a change in control but for one or more of the exceptions to the definition of change in control as specified under the caption entitled “Description of the Notes — Conversion Rights,” then you will have such conversion right beginning 15 days prior to the anticipated effective date of the transaction until 15 days following its effective date.

You may also convert your notes into shares of our common stock for the five business day period after any five consecutive trading-day period in which the average trading prices for the notes for such five trading-day period was less than 95% of the average conversion value (as defined in this prospectus under the section “Description of the Notes — Conversion Rights”) for the notes during that period; provided, however, if, at the time of the conversion, the closing sale price of shares of our common stock is greater than the then current conversion price on the notes and less than or equal to 120% of the then current conversion price of the notes, you surrender your notes for conversion and the notes are not otherwise convertible, you will receive at our option, cash or common stock with a value equal to the principal amount of your notes on such conversion date. If we elect to pay you in common stock, our common stock will be valued at the greater of (a) 100% of the average closing sale price for the five consecutive trading days following the conversion date and (b) the conversion price.

The conversion rate is subject to adjustment upon certain events.

Ranking	The notes:

•	are our general, unsecured obligations, and

•	rank equally in right of payment with all of our existing and future unsubordinated, unsecured indebtedness.

The notes are subordinated to any unsubordinated secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally subordinated to any liabilities of our subsidiaries to the extent of the assets of those subsidiaries. As of May 31, 2004, the aggregate amount of liabilities of our subsidiaries, excluding intercompany liabilities, was approximately $2.4 billion. The indenture generally does not restrict the incurrence of debt by us or any of our subsidiaries.

Optional redemption by Solectron	On or after February 20, 2011, we have the option to redeem all or a portion of the notes at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest and liquidated damages owed, if any, to, but excluding, the date of redemption.

Purchase of the notes at the option of the holder	You may require us to purchase all or a portion of your notes in cash on each February 15, of each of 2011, 2014, 2019, 2024 and 2029 at 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest and liquidated damages owed, if any, to, but excluding, the date of repurchase.

Repurchase at the option of the holders upon change in control	Upon a change in control you will have the right, subject to conditions and restrictions, to require us to repurchase some or all of your notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest and liquidated damages owed, if any, to, but excluding, the date of repurchase. The repurchase price is payable in cash or, at our option and subject to certain limitations, in shares of our common stock valued at 95% of the average closing sale prices of the common stock for the five consecutive trading days immediately preceding and including the third trading day prior to the repurchase date.

Use of proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted.

Events of default	The following are events of default under the indenture for the notes:

•	we fail to pay the principal of any note when due;

•	we fail to pay interest or liquidated damages, if any, on any note when due, and such failure continues for 30 days;

•	we fail to provide the notice that we are required to give in the event of a change in control;

•	we breach or fail to perform any other covenant or agreement in the indenture and that failure continues for 60 days following written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	we fail to pay when due, either at its maturity or upon acceleration, any indebtedness for borrowed money by us under any bonds, debentures, notes or other evidences of indebtedness, or any guarantee by us thereof, of $50 million or more (or, following a “fall away event” (as defined under the caption “Description of the Notes — Events of Default”) $100 million or more) if the indebtedness is not discharged, or the acceleration is not annulled, within 30 days after written notice by the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes; and

•	certain events of bankruptcy, insolvency or reorganization involving us or any significant subsidiary, as specified in the indenture.

Trading of notes; Listing of common stock	Our common stock is listed for trading on the New York Stock Exchange Composite Tape under the symbol “SLR.” The notes are not listed for trading on any securities exchange or for inclusion in any automated quotation system.

Risk Factors

     You should read the “Risk Factors” section, beginning on page 8 of this prospectus, as well as other cautionary statements throughout the entire prospectus and the documents incorporated by reference herein and therein, so that you understand the risks associated with an investment in the notes.

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					Nine Months Ended
	August 31,	August 31,	August 31,	August 31,	August 31,	May 31,	May 31,
	1999	2000	2001	2002	2003	2003	2004
Ratio of earnings to fixed charges (1)	9.1x	7.8x	0.4x	—	—	—	—

(1)	“Earnings” consist of income from continuing operations before income taxes plus fixed charges and “fixed charges” consist of (i) interest on all indebtedness and amortization of debt discount and expense, (ii) capitalized interest and (iii) an interest factor attributable to rentals. The deficiency of earnings to fixed charges were $126.0 million, $3,519.8 million and $2,487.7 million for the fiscal years ended August 31, 2001, 2002 and 2003, respectively, and $2,326.1 million and $204.0 million for the nine months ended May 31, 2003 and 2004, respectively.

RISK FACTORS

          Investing in the notes and the common stock into which the notes are convertible involves a high degree of risk. In addition to the other information contained in or incorporated by reference into this prospectus, you should carefully consider the following risk factors before making an investment in securities of Solectron. If any of the events or circumstances described below actually occur, our business, financial condition or results of operations could suffer, and the trading price of our common stock and the notes offered by this prospectus could decline or become more volatile and you could lose part or all of your investment. The risks outlined below are not the only risks and uncertainties we face.

Risks Related to Our Business

     Most of our net sales come from a small number of customers; if we lose any of these customers, our net sales could decline significantly.

     Most of our annual net sales come from a small number of our customers. Our ten largest customers accounted for approximately 60.7% and 61.7% of net sales from continuing operations in the third quarters of fiscal 2004 and 2003, respectively. Some of these customers individually account for more than ten percent of our annual net sales. Any material delay, cancellation or reduction of orders from these or other major customers could cause our net sales to decline significantly, and we may not be able to reduce the accompanying expenses at the same time. We cannot guarantee that we will be able to retain any of our largest customers or any other accounts, or that we will be able to realize the expected revenues under existing or anticipated supply agreements with these customers. Our business, market share, financial condition and results of operations will continue to depend significantly on our ability to obtain orders from new customers, retain existing customers, realize expected revenues under existing and anticipated supply agreements, as well as on the financial condition and success of our customers and their customers.

     Net sales may not improve, and could decline, in future periods if there is continued or resumed weakness in customer demand, particularly in the telecommunications and computing sectors, resulting from worldwide economic conditions. In addition, in connection with our efforts to improve our gross margins, we are engaged in pricing discussions with certain current customers on specific programs where we feel we are presently under-compensated for the services and value that we provide. Where we are not able to reach mutual agreement with a customer on price adjustments, we have mutually agreed with the customer to transition the business in question to a new supplier. While we believe our disengagement from specific programs with certain customers will ultimately advance our efforts to return to sustained profitability, there can be no assurance that such disengagements will not result in a loss of significant revenue, a lowering of our capacity utilization at affected sites, and other adverse financial effects.

     Our customers may cancel their orders, change production quantities or locations, or delay production.

     To remain competitive, EMS companies must provide increasingly rapid product turnaround, at increasingly competitive prices, for their customers. We generally do not have long-term contractual commitments from our top customers. As a result, we cannot guarantee that we will continue to receive any net sales from our customers. Customers may cancel their orders, change production quantities or delay production for a number of reasons outside of our control. Many of our customers’ industries have recently experienced a significant decrease in demand for their products and services, as well as substantial price competition. The generally uncertain economic condition of several of our customers’ industries has resulted, and may continue to result, in some of our customers delaying purchases on some of the products we manufacture for them, and placing purchase orders for lower volumes of products than previously anticipated. Cancellations, reductions or delays by a significant customer or by a group of customers would seriously harm our results of operations by reducing the volumes of products manufactured by us for the customers and delivered in that period. Furthermore, delays in the repayment of our expenditures for inventory in preparation for customer orders and lower asset utilization in those periods would result in lower gross margins. In addition, customers may require that manufacturing of their products be transitioned from one facility to another to achieve cost and other objectives. Such transfers, if unanticipated or not properly executed, could result in various inefficiencies and costs, including excess capacity and overhead at one facility and capacity constraints and related strains on our resources at the other, disruption and delays in product deliveries and sales, deterioration in product quality and customer satisfaction, and increased manufacturing and scrap costs.

     We may not be able to sell excess or obsolete inventory to customers or third parties, which could have a material adverse impact on our financial condition.

     The majority of our inventory purchases and commitments are based upon demand forecasts that our customers provide to us. The customers’ forecasts, and any changes to the forecasts, including cancellations, may lead to on-hand inventory quantities and on-order purchase commitments that are in excess of the customers’ revised needs, or that become obsolete.

     We generally enter into supply agreements with our significant customers. Under these supply agreements, the extent of our customer’s responsibility for excess or obsolete inventory related to raw materials that were previously purchased or ordered to meet that customer’s demand forecast is defined. If our customers do not comply with their contractual obligations to purchase excess or obsolete inventory back from us and we are unable to use or sell such inventory, our financial condition could be materially harmed. Some of our customers are in the telecommunications industry, an industry that in recent years has experienced declining revenue, large losses, negative cash flows, and several bankruptcies or defaults on borrowing arrangements. In the past, some of our customers have defaulted on their obligations to purchase inventory back from us. There is a risk that, in the future, these or other customers may not purchase inventory back from us despite contractual obligations, which could harm our financial condition if we are unable to sell the inventory at carrying value. In addition, enforcement of these supply agreements may result in material expenses, delays in payment for inventory and/or disruptions in our customer relationships.

     We are responsible for excess and obsolete inventory resulting from inventory purchases in excess of inventory needed to meet customer demand forecasts at the time the purchase commitments were made, as well as any inventory purchases not made pursuant to the customer’s responsibility under our supply agreements. For inventory which is not the customer’s responsibility, provisions are made when required to reduce any such excess or obsolete inventory to its estimated net realizable value, based on the quantity of such inventory on hand, our customers’ latest forecasts of production requirements, and our assessment of available disposition alternatives such as use of components on other programs, the ability and cost to return components to the vendor, and our estimates of resale values and opportunities. These assessments are necessarily based upon various assumptions and market conditions which are subject to rapid change, and/or which may ultimately prove to be inaccurate. Any material changes in our assumptions or market conditions could have a significant effect on our estimates of net realizable value, could necessitate material changes in our allowances for excess and obsolete inventory, and could have a material adverse impact on our financial condition. In addition, in the normal course of business, bona fide disagreements may arise over the amount and/or timing of such claims, and in order to avoid litigation expenses, collection risks, or disruption of customer relationships, we may elect to settle such disputes for lesser amounts than we believe we should be entitled to recover. In these instances, we must bear the economic loss of any such excess or obsolete inventory, which could have a material adverse impact on our financial condition. For example, we recorded a charge of $76 million related to excess and obsolete inventory during the second quarter of fiscal 2003, and there can be no assurance that similar charges at lesser or greater levels will not be necessary in future periods.

     Our non-U.S. locations represent a significant portion of our net sales; we are exposed to risks associated with operating internationally.

     Approximately 73.5% and 65.6% of our net sales from continuing operations came from sites outside the United States during the third quarters of fiscal 2004 and 2003, respectively. As a result of our foreign sales and facilities, our operations are subject to a variety of risks and costs that are unique to international operations, including the following:

•	adverse movement of foreign currencies against the U.S. dollar in which our results are reported;

•	import and export duties, and value added taxes;

•	import and export regulation changes that could erode our profit margins or restrict exports and/or imports;

•	potential restrictions on the transfer of funds;

•	government and license requirements governing the transfer of technology and products abroad;

•	disruption of local labor supply and/or transportation services;

•	inflexible employee contracts in the event of business downturns;

•	the burden and cost of compliance with import and export regulations and foreign laws;

•	economic and political risks in emerging or developing economies; and

•	risks of conflict and terrorism that could disrupt our or our customers’ and suppliers’ businesses.

     We have been granted tax holidays, which are effective through 2011 subject to some conditions, for our Malaysian and Singapore sites. We have also been granted various tax holidays in China. These tax holidays are effective for various terms and are subject to some conditions. It is possible that the current tax holidays will be terminated or modified or that future tax holidays that we may seek will not be granted. If the current tax holidays are terminated or modified, or if additional tax holidays are not granted in the future or when our current tax holidays expire, our future effective income tax rate could increase.

     We are exposed to general economic conditions, which could have a material adverse impact on our business, operating results and financial condition.

     As a result of the recent economic downturn in the U.S. and internationally, and reduced capital spending as well as end-market demand, our customers’ and therefore our sales have declined significantly from prior years. In particular, we depend on the telecommunications and computing industries, where the decline began in the second quarter of fiscal 2001. If there were to be continued or resumed weakness in these industries or any further deterioration in the business or financial condition of our customers, it could have a material adverse impact on our business, operating results and financial condition. In addition, if the economic conditions in the United States and the other markets we serve worsen, we may experience a material adverse impact on our business, operating results and financial condition.

     Possible fluctuation of operating results from quarter to quarter and factors out of our control could affect the market price of our securities.

     Our quarterly earnings and/or stock price may fluctuate in the future due to a number of factors including the following:

•	differences in the profitability of the types of manufacturing services we provide. For example, high velocity and low complexity printed circuit boards and systems assembly services have lower gross margins than low volume/complex printed circuit boards and systems assembly services;

•	our ability to maximize the hours of use of our equipment and facilities is dependent on the duration of the production run time for each job and customer;

•	the amount of automation that we can use in the manufacturing process for cost reduction varies, depending upon the complexity of the product being made;

•	our customers’ demand for our products and their ability to take delivery of our products and to make timely payments for delivered products;

•	our ability to optimize the ordering of inventory as to timing and amount to avoid holding inventory in excess of immediate production needs;

•	our ability to offer technologically advanced, cost-effective, quick response, manufacturing services;

•	fluctuations in the availability and pricing of components;

•	timing of expenditures in anticipation of increased sales;

•	cyclicality in our target markets;

•	fluctuations in our market share;

•	expenses and disruptions associated with acquisitions and divestitures;

•	announcements of operating results and business conditions by our customers;

•	announcements by our competitors relating to new customers or technological innovation or new services;

•	economic developments in the electronics industry as a whole;

•	credit rating and stock analyst downgrades;

•	political and economic developments in countries in which we have operations; and

•	general market conditions.

     If our operating results in the future are below the expectations of securities analysts and investors, the market price of our outstanding securities could be harmed.

     We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.

     Our ability to meet our cash requirements (including our debt service obligations) is dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to meet our cash requirements from operations, we would be required to fund these cash requirements by alternative financings. The degree to which we may be leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes, could make us more vulnerable to industry downturns and competitive pressures, or could limit our flexibility in planning for, or reacting to, changes and opportunities in the electronics manufacturing industry, which may place us at a competitive disadvantage. There can be no assurance that we will be able to obtain alternative financing, that any such financing would be on acceptable terms, or that we would be permitted to do so under the terms of our existing financing arrangements. In the absence of such financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations or fund required capital expenditures or increased working capital requirements may be adversely affected.

     If we incur more restructuring-related charges than currently anticipated, our financial condition and results of operations may suffer.

     In furtherance of the continued implementation of the series of restructuring plans which we commenced in fiscal 2001, we expect to continue to incur restructuring-related charges in fiscal 2004, primarily to consolidate facilities and reduce our workforce in North America and Europe, although no certainty can be attributed to an amount or the timing of its recognition. We will continue to evaluate our cost structure relative to our revenue levels and may take additional restructuring charges in the future. If our estimates about future restructuring charges prove to be inadequate, our financial condition and results of operations may suffer. In addition, if we are unable to successfully move production from higher cost to lower cost facilities without experiencing degradation of quality or timeliness of our service to our customers, our business could be harmed.

     We depend on limited or sole source suppliers for critical components. The inability to obtain sufficient components as required, and under favorable purchase terms, would cause harm to our business.

     We are dependent on certain suppliers, including limited and sole source suppliers, to provide key components used in our products. We have experienced, and may continue to experience, delays in component deliveries, which in turn could cause delays in product shipments and require the redesign of certain products. In addition, if we are unable to procure necessary components under favorable purchase terms, including at favorable prices and with the order lead-times needed for the efficient and profitable operation of our factories, our results of operations could suffer. The electronics industry has experienced in the past, and may experience in the future, shortages in semiconductor devices, including application-specific integrated circuits, DRAM, SRAM, flash memory, certain passive devices such as tantalum capacitors, and other commodities that may be caused by such conditions as overall market demand surges or supplier production capacity constraints. The inability to continue to obtain sufficient components as and when required, or to develop alternative sources as and when required, could cause delays, disruptions or reductions in product shipments or require product redesigns which could damage relationships with current or prospective customers, and increase inventory levels and costs, thereby causing harm to our business.

     We potentially bear the risk of price increases associated with shortages in electronics components.

     At various times, there have been shortages of components in the electronics industry leading to increased component prices. One of the services that we perform for many customers is purchasing electronics components used in the manufacturing of the customers’ products. As a result of this service, we potentially bear the risk of price increases for these components if we are unable to purchase components at the pricing level anticipated to support the margins assumed in our agreements with our customers.

     Our net sales could decline if our competitors provide comparable manufacturing services and improved products at a lower cost.

     We compete with different contract manufacturers, depending on the type of service we provide or the geographic locale of our operations, in an industry which is intensely competitive. These competitors may have greater manufacturing, financial, R&D and/or marketing resources than we have. In addition, we may not be able to offer prices as low as some of our competitors because those competitors may have lower cost structures as a result of their geographic location or the services they provide, or because such competitors are willing to accept business at lower margins in order to utilize more of their excess capacity. In that event, our net sales could decline. We also expect our competitors to continue to improve the performance of their current products or services, to reduce their current products or service sales prices and to introduce new products or services that may offer greater value-added performance and improved pricing. Any of these could cause a decline in sales, loss of market acceptance of our products or services and corresponding loss of market share, or profit margin compression.

     We depend on the continuing trend of OEMs to outsource.

     A substantial factor in our past revenue growth was attributable to the transfer of manufacturing and supply-based management activities from our OEM customers. Future growth is partially dependent on new outsourcing opportunities. To the extent that these opportunities are not available, our future growth would be unfavorably impacted.

     The agreements governing our existing and future debt contain and will contain various covenants that limit our discretion in the operation of our business.

     The agreements and instruments governing our existing and future debt and our secured credit facility contain and will contain various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios and restrict our ability to:

•	incur debt;

•	incur or maintain liens;

•	redeem and/or prepay debt;

•	make acquisitions of businesses or entities;

•	make investments, including loans, guarantees and advances;

•	make capital expenditures;

•	engage in mergers, consolidations or certain sales of assets;

•	engage in transactions with affiliates;

•	pay dividends or engage in stock redemptions; and

•	enter into certain restrictive agreements.

     Our secured credit facility is secured by a pledge of all of the capital stock of our material domestic subsidiaries, 65% of the capital stock of certain of our material foreign subsidiaries, certain of our intercompany loans and certain additional assets, including inventory, accounts receivable and equipment of us and our domestic subsidiaries. The covenants governing our secured credit facility also restrict the operations of certain of our subsidiaries, including, in some cases, limiting the ability of our subsidiaries to make distributions to us.

     Our ability to comply with covenants contained in our secured credit facility and other indebtedness to which we are or may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our failure to comply with our debt-related obligations could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness and cross-defaults under our other indebtedness, which could have a material adverse effect on our financial condition. We obtained amendments related to the minimum cash interest coverage ratio covenants applicable to various debt and lease agreements as described in “Liquidity and Capital Resources”, and as a result of such waivers, we were in compliance with all applicable covenants as of May 31, 2004.

     Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities.

     Our strategic relationships with major customers create risks.

     In the past several years, we completed several strategic transactions with OEM customers. Under these arrangements, we generally acquired inventory, equipment and other assets from the OEM, and leased (or in some cases acquired) their manufacturing facilities, while simultaneously entering into multi-year supply agreements for the production of their products. There has been strong competition among EMS companies for these transactions, and this competition may continue to be a factor in customers’ selection of their EMS providers. These transactions contributed to a significant portion of our past revenue growth, as well as to a significant portion of our more recent restructuring charges and goodwill and intangible asset impairments. While we do not anticipate our acquisitions of OEM plants and equipment in the near future to return to the levels at which they occurred in the recent past, there may be occasions on which we determine it to be advantageous to complete acquisitions in selected geographic and/or industry markets. As part of such arrangements, we would typically enter into supply agreements with the divesting OEMs, but such agreements generally do not require any minimum volumes of purchases by the OEM and the actual volume of purchases may be less than anticipated. Arrangements which may be entered into with divesting OEMs typically would involve many risks, including the following:

•	we may pay a purchase price to the divesting OEMs that exceeds the value we are ultimately able to realize from the future business of the OEM;

•	the integration into our business of the acquired assets and facilities may be time-consuming and costly;

•	we, rather than the divesting OEM, would bear the risk of excess capacity;

•	we may not achieve anticipated cost reductions and efficiencies;

•	we may be unable to meet the expectations of the OEM as to volume, product quality, timeliness and cost reductions; and

•	if demand for the OEM’s products declines, the OEM may reduce its volume of purchases, and we may not be able to sufficiently reduce the expenses of operating the facility or use the facility to provide services to other OEMs, and we might find it appropriate to close, rather than continue to operate, the facility, and any such actions would require us to incur significant restructuring and/or impairment charges.

     As a result of these and other risks, we may be unable to achieve anticipated levels of profitability under such arrangements and they may not result in material revenues or contribute positively to our earnings. Additionally, other OEMs may not wish to obtain logistics or operations management services from us.

     If we are unable to manage our divestitures and any future acquisitions, and cost-effectively run our operations and dispose of non-strategic assets, our profitability could be adversely affected.

     While we may consider future acquisitions of companies and strategic assets on a selective basis, subject to compliance with any restrictions that may exist under certain of our financing instruments, we are presently focused on divestiture activity. We are in the process of divesting certain parts of our current operations that we do not believe to be strategic or synergistic to our primary business focus, and we believe such divestitures, if successfully and timely completed at the presently anticipated valuations and without undue disruption of operations, present us with the opportunity to improve our liquidity and reduce our interest and operating expenses.

     In order to achieve anticipated revenue and other financial performance targets, we must continue to manage our assets and operations efficiently while simultaneously preparing parts of our operations for divestiture. Our divestiture activities are expected to place a heavy strain on various personnel and management resources, and must be carefully managed in order to avoid or minimize disruptions in the business operations of the affected businesses, customer relations and cash flows, and to enable us to maximize the value which we may be able to realize from the divestitures. There can be no assurance that such divestiture activities will be able to be consummated without an adverse impact on the near-term operations of the affected businesses or on Solectron as a whole. Any failure to successfully manage and consummate the divestitures in a timely manner could harm our financial condition and results of operations, as well as adversely impact the realizable value of the divested operations. In addition, there can be no assurance that we will be successful in realizing the presently anticipated benefits from our divestiture activities, as such transactions involve significant risks and uncertainties with respect to valuation of the entities to be divested, particularly given the potential disruption of operations inherent in the divestiture process, and may result in significant costs, expenses and charges that may significantly reduce the value which we may realize in connection with the anticipated divestiture transactions. In the event we fail to consummate a divestiture, we may need to incur restructuring charges.

     Our ability to manage and integrate any future acquisitions will require successful integration of such acquisitions into our manufacturing and logistics infrastructure, and may require enhancements or upgrades of accounting and other internal management systems and the implementation of a variety of procedures and controls. We cannot guarantee that significant problems in these areas will not occur. Any failure to enhance or expand these systems and implement such procedures and controls in an efficient manner and at a pace consistent with our business activities could harm our financial condition and results of operations. In addition, we may experience inefficiencies from the management of geographically dispersed facilities and incur substantial infrastructure and working capital costs. We incurred approximately $5.5 million of restructuring and impairment costs relating to continuing operations in the third quarter of fiscal 2004. See also the Risk Factor entitled “If we incur more restructuring-related charges than currently anticipated, our financial condition and results of operations may suffer.”

     Notwithstanding our divestiture of certain businesses, we will remain subject to certain indemnification obligations for a period of time after completion of the divestitures.

     The sale agreement for each of our divested businesses contains indemnification provisions under which we may be required to indemnify the buyer of the divested business for liabilities, losses, or expenses arising out of breaches of covenants and certain breaches of representations and warranties relating to the condition of the business prior to and at the time of sale. While we believe, based upon the facts presently known to us, that we have made adequate provision for any such potential indemnification obligations, it is possible that other facts may become known in the future which may subject us to claims for additional liabilities or expenses beyond those presently anticipated and provided for. Should any such unexpected liabilities or expenses be of a material amount, our finances could be adversely affected.

     We are exposed to fluctuations in foreign currency exchange rates.

     We have currency exposure arising from both sales and purchases denominated in currencies other than the functional currency of our sites. Fluctuations in the rate of exchange between the currency of the exposure and the functional currency of our sites could seriously harm our business, operating results and financial condition. For example, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if we price our products and services in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices being uncompetitive in markets where business is transacted in the local currency.

     We enter into foreign exchange forward contracts intended to reduce the short-term impact of foreign currency fluctuations on foreign currency cash, receivables, investments and payables. The gains and losses on the foreign exchange forward contracts are intended to offset the transaction gains and losses on the foreign currency cash, receivables, investments, and payables recognized in earnings. We do not enter into foreign exchange forward contracts for speculative purposes. Our foreign exchange forward contracts related to current assets and liabilities are generally three months or less in original maturity.

     As of May 31, 2004, we had outstanding foreign exchange forward contracts with a total notional amount of approximately $585.4 million related to continuing operations. The change in value of the foreign exchange forward contracts resulting from a hypothetical 10% change in foreign exchange rates would be offset by the remeasurement of the related balance sheet items, the result of which would not be significant.

     As of May 31, 2004, the majority of our foreign currency hedging contracts were scheduled to mature in approximately three months and there were no material deferred gains or losses. In addition, our international operations in some instances act as a natural hedge because both operating expenses and a portion of sales are denominated in local currency. In these instances, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar will result in lower sales when translated to U.S. dollars, operating expenses will also be lower in these circumstances. Although approximately 29.1% of our net sales from continuing operations in the third quarter of fiscal 2004 were denominated in currencies other than the U.S. dollar, we do not believe our total exposure to be significant because of natural hedges.

     We are exposed to interest rate fluctuations.

     The primary objective of our investment activities is to preserve principal, while at the same time maximize yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including government and corporate obligations, certificates of deposit and money market funds. As of May 31, 2004, substantially our entire total portfolio was scheduled to mature in less than three months. A hypothetical 10% change in interest rates would not have a material effect on the fair value of our investment portfolios.

     As of May 31, 2004, we had no cash equivalents and short-term investments that were subject to interest rate risk (defined as risk of loss of investment fair value due to interest rate movements). The fair value of our cash equivalents and short-term investments approximated the carrying value as of May 31, 2004.

     Interest on long-term debt instruments is payable at fixed rates. In addition, the amount of principal to be repaid at maturity is also fixed. During the third quarter of fiscal 2002, we entered into an interest rate swap transaction under which we pay variable rates and we receive fixed rates. The interest swap effectively converted $500 million of our long-term debt with fixed interest rates into debt with variable rates of interest. Our interest rate swap, which expires on February 15, 2009, has a total notional amount of $500 million and relates to our 9.625% $500 million senior notes. Under this swap transaction we pay an interest rate equal to the 3-month LIBOR rate plus a fixed spread. In exchange, we receive fixed interest rates of 9.625%. On November 15, 2002, the original swaps related to the senior notes were settled. This settlement resulted in cash received and a gain of approximately $26 million, which is being amortized over the remaining life of the senior notes. Also on November 15, 2002, Solectron entered into swaps with terms similar to the original swap transactions used to hedge the interest paid on the senior notes and designated the swaps as fair value hedges under SFAS No. 133.

     Failure to attract and retain key personnel and skilled associates could hurt our operations.

     Our continued success depends to a large extent upon the efforts and abilities of key managerial and technical associates. Losing the services of key personnel could harm us. Our business also depends upon our ability to continue to attract key executives and retain senior managers and skilled associates. Failure to do so could harm our business.

     Failure to comply with environmental regulations could harm our business.

     As a company in the electronics manufacturing services industry, we are subject to a variety of environmental regulations, including those relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process as well as air quality and water quality regulations, restrictions on water use, and storm water regulations. Although we have never sustained any significant loss as a result of non-compliance with such regulations, any failure by us to comply with environmental laws and regulations could result in liabilities or the suspension of production. In addition, these laws and regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur other significant costs to comply with regulations.

     We own and lease some contaminated sites (for some of which we have been indemnified by third parties for required remediation), sites for which there is a risk of the presence of contamination, and sites with some levels of contamination for which we may be liable and which may or may not ultimately require any remediation. We have obtained environmental insurance to reduce potential environmental liability exposures posed by some of our operations and facilities. We believe, based on our current knowledge, that the cost of any groundwater or soil clean up that may be required at our facilities would not materially harm our business, financial condition and results of operations. Nevertheless, the process of remediating contamination in soil and groundwater at facilities is costly and cannot be estimated with high levels of confidence, and there can be no assurance that the costs of such activities would not harm our business, financial condition and results of operations in the future.

     We may not be able to adequately protect or enforce our intellectual property rights and could become involved in intellectual property disputes.

     Our ability to effectively compete may be affected by our ability to protect our proprietary information. We (including companies included in discontinued operations) hold a number of patents and possess various other trade secrets and license rights. These patents, trade secrets, and license rights may not provide meaningful protection for our manufacturing processes and equipment innovations, which could result in litigation. Any resulting litigation could be lengthy and costly and could harm our financial condition.

     In the past we have been and may from time to time continue to be, notified of claims that we may be infringing patents, copyrights or other intellectual property rights owned by other parties. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative, to obtain licenses, and/or to defend against the claim. We may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. Any litigation, even where an infringement claim is without merit, could result in substantial costs and diversion of resources. Accordingly, the resolution or adjudication of intellectual property disputes could have a material adverse effect on our business, financial condition and results of operations.

     Our rating downgrades make it more expensive for us to borrow money.

     On October 28, 2003 Standard and Poor’s downgraded our senior unsecured debt rating to “B+” with a stable outlook. On October 31, 2003 Moody’s downgraded our senior unsecured debt rating to “B1” with a stable outlook. Rating downgrades increase our cost of capital should we borrow under our revolving line of credit, and may make it more expensive for us to raise additional capital in the future. Such capital raising activities may be on terms that may not be acceptable to us or may otherwise not be available.

Risks Related to the Notes

     Our substantial debt could adversely affect our cash flow and prevent us from fulfilling our obligations.

          We have, and will continue to have after the offering of the notes, significant amounts of outstanding indebtedness and interest cost. Our level of indebtedness presents risks to investors, including the possibility that we may be unable to generate cash sufficient to pay the principal of and interest on the indebtedness when due. As of May 31, 2004, after giving effect to this offering on an as adjusted basis, we had (1) consolidated total debt of approximately $1.3 billion, and (2) a ratio of total debt to stockholders’ equity of approximately 0.53 to 1.

          Our substantial debt could have important consequences, such as making it more difficult or impossible for us to make payments on the notes or any other indebtedness or obligations.

          The indenture governing the notes does not contain any covenant restricting our ability to incur new indebtedness. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

     Your right to receive payments on the notes is subordinated to the rights of our existing and future unsubordinated, secured creditors and our subsidiaries’ obligations.

          The notes are unsecured and therefore will be subordinated in right of payment to all of our existing and future unsubordinated, secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our subsidiaries, whether or not secured. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding of our company, our assets will be available to satisfy obligations of our unsubordinated, secured debt before any payment may be made on the notes. In addition, to the extent that such assets cannot satisfy in full our unsubordinated, secured debt, the holders of that debt would have a claim for any shortfall that would rank equally in right of payment (or senior if the debt were issued by a subsidiary) with the notes. In such an event, we may not have sufficient assets remaining to pay amounts on any or all of the notes. Our right to receive assets of any of our subsidiaries upon the subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be structurally subordinated to the claims of that subsidiary’s creditors. Consequently, the notes will be structurally subordinated to all liabilities, including trade payables and lease obligations, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish. As of May 31, 2004, our subsidiaries had approximately $2.4 billion of liabilities outstanding.

          Our credit facility is secured by a pledge of all of the capital stock of our domestic material subsidiaries, 65% of the capital stock of certain of our foreign material subsidiaries and all of our intercompany loans. See “Description of Certain Indebtedness — Secured Credit Facilities.” Upon any distribution to our creditors or upon default in payment of or acceleration of the maturity of either of our credit facilities, the lenders under those credit facilities would be entitled to be repaid in full before any payment is made to you from the proceeds of the assets securing such indebtedness. In any of these cases, we may not have sufficient funds to pay all of our creditors, including the holders of the notes.

     Our holding company structure makes us dependent on cash flow from our subsidiaries to meet our obligations.

          Most of our operations are conducted through, and most of our assets are held by, our subsidiaries, and, therefore, we are dependent on the cash flow of our subsidiaries to meet our debt obligations, including our obligations under the notes. Our subsidiaries are separate legal entities that will have no obligation to pay any amounts due under the notes or to make any funds available for that purpose, whether by dividends, loans or other payments. The ability of our subsidiaries to pay dividends or otherwise transfer assets to us is subject to various restrictions, including restrictions under applicable law.

          Our subsidiaries will not guarantee the payment of the notes. Except to the extent we may ourselves be a creditor with recognized claims against our subsidiaries, all claims of creditors and holders of preferred stock, if any, of the subsidiaries will have priority with respect to the assets of such subsidiaries over the claims of our creditors, including holders of the notes.

     We may be unable to repay, purchase or repurchase the notes.

          At maturity, the entire outstanding principal amount of the notes will become due and payable. Holders will also have the right to require us to purchase all or any portion of their notes on each February 15, of each of 2011, 2014, 2019, 2024 and 2029. In addition, if we experience a change in control, as defined in “Description of the Notes — Repurchase at Option of Holders Upon a Change in Control,” you may require us to repurchase all or a portion of your notes. At maturity or on the February 15, 2011, 2014, 2019, 2024 and 2029 purchase date, or if a change in control occurs, we may not have sufficient funds or may be unable to arrange for additional financing to pay the principal amount, purchase price or repurchase price due. Under the terms of the indenture for the notes, we may elect, subject to certain conditions, to pay the repurchase price upon a change in control with shares of our common stock. Any future borrowing arrangements or agreements relating to debt to which we become a party may contain restrictions on, or prohibitions against, our repayments, purchases or repurchases of the notes. If the maturity date, purchase date or change in control occurs at a time when our other arrangements prohibit us from repaying, purchasing or repurchasing the notes, we could try to obtain the consent of the lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repay, purchase or repurchase the notes. In that case, our failure to purchase or repurchase any tendered notes or repay the notes due upon maturity would constitute an event of default under the indenture.

     The value of the conversion right associated with the notes may be substantially lessened or eliminated if we are party to a merger, consolidation or other similar transaction.

          If we are party to a consolidation, merger or binding share exchange or transfer or lease of all or substantially all of our assets pursuant to which our common stock is converted into, or into the right to receive, cash, securities or other property, at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its note immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the notes in the future. For example, if we were acquired in a cash merger, each note would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

     Our reported earnings per share may be more volatile because of the contingent conversion provision of the notes.

          Holders of the notes are generally entitled to convert the notes into common stock, if:

•	the price of our common stock issuable upon conversion of a note reaches a specified threshold;

•	specified corporate transactions occur; or

•	the trading price of the notes fall below certain thresholds.

          Until one of these contingencies is met, the shares underlying the notes are not included in the calculation of our basic or fully diluted earnings per share. Should a contingency be met, fully diluted earnings per share would be expected to decrease as a result of the inclusion of the underlying shares in the calculation of fully diluted earnings per share. Volatility in our stock price could cause this condition to be met in one quarter and not in a subsequent quarter, increasing the volatility of our reported fully diluted earnings per share.

     The price of our common stock and therefore the price of our notes may fluctuate significantly, which may result in losses for investors.

          The convertibility feature of the notes will cause the price of the notes to be determined in part by the market price of our common stock. The market price for our common stock and therefore the price of our notes may be volatile. Among the factors that could affect our stock price, and therefore the price of our notes, are the following:

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological innovations, new products or services by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	the addition or loss of strategic relationships or relationships with our key customers;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments or of significant new product developments or changes in business strategy;

•	legal, regulatory or political developments;

•	additions or departures of key personnel;

•	public or private sales of our common stock or securities convertible, exercisable or exchangeable into our common stock; and

•	general market conditions.

     The conditional conversion feature could result in your receiving less than the value of the shares of common stock into which the notes are to be converted.

          The notes are convertible into our common stock only if certain conditions are met. If those conditions are not met you will not be able to convert your notes and would not be able to receive the value of the common stock.

     Conversion of the notes will dilute the ownership interest of existing stockholders.

          The conversion of notes into shares of our common stock will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon conversion of the notes could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants due to this dilution or facilitate trading strategies involving notes and common stock.

     There may be no public market for the notes.

          There is no established public trading market for the notes. At the time of the original issuance of the notes in a private placement in February 2004, the initial purchasers of the notes advised us that they intended to make a market in the notes. However, those purchasers are not obligated to do so and may discontinue their market-making activities at any time without notice. Consequently, we cannot ensure that any market for the notes will develop, or if one does develop, that it will continue for any period of time. If an active market for the notes fails to develop or continue, this failure could harm the trading price of the notes. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system.

     The rating on our notes may decrease or our notes may receive a lower rating than anticipated.

          Our notes have been rated by Moody’s Investor Service and one or more other rating agencies may rate the notes. If Moody’s Investor Service decreases the rating on our notes or if one or more rating agencies assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

     Provisions of the notes could discourage an acquisition of us by a third party.

          Certain provisions of these notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a change in control, holders of the notes would have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000. In addition, pursuant to the terms of the notes, we may not enter into certain mergers or acquisitions unless, among other things, the surviving person or entity assumes the payment of the principal of, and interest on the notes.

     The notes generally do not contain restrictive covenants.

          The indenture governing the notes does not generally contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a change in control involving Solectron, except to the extent described under “Description of the Notes — Repurchase at Option of Holders Upon a Change in Control.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

          In addition to the other information contained or incorporated by reference in this prospectus, investors should carefully consider the risk factors disclosed in this prospectus in evaluating an investment in the notes or the common stock issuable upon conversion of the notes. The information contained in or incorporated by reference into this prospectus includes forward-looking statements relating to matters including, but not limited to:

•	future sales and operating results;

•	future prospects and growth;

•	our ability to improve our gross profit margins;

•	the capabilities and capacities of our business operations;

•	any financial or other guidance, including interest expense savings;

•	our business strategy and our ability to execute on such strategy;

•	our ability to successfully divest certain operations;

•	the anticipated financial impact of recent and future acquisitions and divestitures;

•	the timing and amount of our planned restructuring activities and related estimated cost savings;

•	the expansion of our low-cost manufacturing capacity and redirection of our manufacturing operations to lower-cost facilities;

•	our ability to maintain a long-term cost structure to support improved operating efficiency and margins;

•	the anticipated production levels and revenues of manufacturing and supply agreements with customers;

•	the potential impact of, and our strategies for addressing, our current litigation and environmental liability exposure; and

•	various other forward-looking statements based on the expectations of our management as of the date of this prospectus.

          Our forward-looking statements are based on current expectations, forecasts and assumptions and are subject to risks, uncertainties and changes in condition, significance, value and effect, including those discussed under the heading “Risk Factors” in this prospectus and the documents incorporated by reference into this prospectus. These forward-looking statements are based on current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by management. Words such as “intend,” “anticipate,” “believe,” “estimate,” “expect,” and similar words and statements are intended to identify forward-looking statements.

          Such risks, uncertainties and changes in condition, significance, value and effect could cause our actual results to differ materially from our anticipated outcomes. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. Therefore, we can give no assurance that the results implied by these forward-looking statements will be realized. The inclusion of forward-looking information should not be regarded as a representation by any person that the future events, plans or expectations contemplated by us will be achieved. Furthermore, past performance in operations and share price is not necessarily indicative of future performance. We disclaim any intention or obligation to update or revise any forward-looking statements contained in this prospectus after its date or contained in the documents incorporated by reference into the prospectus, whether as a result of new information, future events or otherwise.

          You should carefully review the risk factors included in other reports or documents filed by us from time to time with the SEC, particularly our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K.

USE OF PROCEEDS

          We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may have been converted.

DESCRIPTION OF THE NOTES

          We issued the notes pursuant to an indenture, dated February 17, 2004, between us and U.S. Bank National Association, as trustee. Because this section is a summary, it does not describe every aspect of the notes, the indenture and the registration rights agreement. The following summaries of certain provisions of the indenture and the registration rights agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the notes, the indenture and the registration rights agreement, including the definitions therein of certain terms. The indenture and the registration rights agreement have been filed as exhibits to the registration statement related to this prospectus. In this section of the prospectus entitled “Description of the Notes,” when we refer to “Solectron,” “we,” “our” or “us,” we are referring to Solectron Corporation and not any of its subsidiaries.

     General

          The notes are our general, unsecured obligations and rank equally with all of our existing and future unsubordinated, unsecured obligations. We will be required to repay the principal amount of the notes in full on February 15, 2034, unless the notes are previously redeemed, purchased, repurchased or converted.

          The notes bear interest at the rate per annum shown on the front cover of this prospectus from the date of original issuance. We will pay interest on the notes on February 15 and August 15 of each year, commencing on August 15, 2004. Interest payable per $1,000 principal amount of notes for the period from February 17, 2004 to August 15, 2004 is $2.47.

          As described below under the subsection entitled “— Conversion Rights,” you may convert the notes into shares of our common stock, subject to certain conditions, at the initial conversion rate stated on the front cover of this prospectus, unless the notes have been previously redeemed, purchased or repurchased. The conversion rate may be adjusted as described below.

          On or after February 20, 2011, we will have the option to redeem all or any portion of the notes at 100% of the principal amount of the notes as described below under “— Optional Redemption by Solectron.”

          You may require us to purchase all or a portion of your notes in cash on each February 15, of each of 2011, 2014, 2019, 2024 and 2029 at 100% of the principal amount of the notes as described below under “— Purchase of Notes at the Option of the Holder.”

          If we experience a change in control, you will have the right to require us to repurchase your notes as described below under the subsection entitled “— Repurchase at Option of Holders Upon a Change in Control.” Holders of notes submitted for repurchase will be entitled to convert the notes up to and including the business day immediately preceding the date fixed for repurchase.

          Neither we, nor any of our subsidiaries, are subject to any financial covenants under the indenture. In addition, neither we, nor any of our subsidiaries, will be restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

     Form, Denomination, Transfer, Exchange and Book-Entry Procedures

          The notes are issued:

•	only in fully registered form,

•	without interest coupons, and

•	in denominations of $1,000 principal amount and integral multiples of $1,000 principal amount.

          The notes are currently evidenced by one or more global notes which was deposited with the trustee as custodian for The Depository Trust Company and registered in the name of Cede & Co., or Cede, as nominee of The Depository Trust Company. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of The Depository Trust Company or to a successor of The Depository Trust Company or its nominee.

          The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than The Depository Trust Company or its nominee unless one or more of the following events occurs:

•	The Depository Trust Company notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note,

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of the notes in certificated form, or

•	an event of default with respect to the notes represented by the global note has occurred and is continuing.

          In those circumstances, The Depository Trust Company will determine in whose names any securities issued in exchange for the global note will be registered.

          Unless we elect to cause the issuance of the notes in certificated form, The Depository Trust Company or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

•	you cannot get notes registered in your name if they are represented by the global note,

•	you cannot receive physical certificated notes in exchange for your beneficial interest in the global notes,

•	you will not be considered to be the owner or holder of the global note or any note it represents for any purpose, and

•	all payments on the global note will be made to The Depository Trust Company or its nominee.

          The laws of some jurisdictions require that certain kinds of purchasers, such as insurance companies, can only own securities in definitive, certificated form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

          Only institutions, such as a securities broker or dealer, that have accounts with The Depository Trust Company or its nominee (called participants) and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by The Depository Trust Company (for their participants’ interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

          Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in The Depository Trust Company’s same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlements in immediately available funds will have on trading activity in those beneficial interests.

          We will make cash payments of interest on and principal of the redemption price, purchase price and the repurchase price of the global note, as well as any payment of liquidated damages, to Cede, the nominee for The Depository Trust Company, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

          We have been informed that The Depository Trust Company’s practice is to credit participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on The Depository Trust Company’s records, unless The Depository Trust Company has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in street name.

          We understand that neither The Depository Trust Company nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, The Depository Trust Company will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede’s consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

          Because The Depository Trust Company can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in The Depository Trust Company book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

          The Depository Trust Company has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with The Depository Trust Company interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant or participants has or have given such direction.

          The Depository Trust Company has also advised us as follows:

•	The Depository Trust Company is a limited purpose trust company organized under the laws of the State of New York, member of the Federal Reserve System, clearing corporation within the meaning of the Uniform Commercial Code, as amended, and clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act,

•	The Depository Trust Company was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants,

•	participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations,

•	certain participants, or their representatives, together with other entities, own The Depository Trust Company, and

•	indirect access to The Depository Trust Company System is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

          The policies and procedures of The Depository Trust Company, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the trustee have no responsibility or liability for any aspect of The Depository Trust Company’s or any participants’ records relating to beneficial interests in the global note, including for payments made on the global note. Further, we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

     Conversion Rights

          The conversion rate is 103.4468 shares per $1,000 principal amount of notes, subject to the adjustment as specified below. The initial conversion rate is equivalent to a conversion price of approximately $9.67. The conversion price is equal to $1,000 principal amount of notes divided by the conversion rate. You will have the right to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock as follows:

•	if, on or prior to February 15, 2029, the closing sale price of our common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the eleventh trading day of any fiscal quarter more than 120% of the then current conversion price of the notes, then you will have such conversion right until and including the eleventh trading day of the following fiscal quarter,

•	if, on any date after February 15, 2029, the closing sale price of our common stock is more than 120% of the then current conversion price of the notes, then you will have such conversion right at all times thereafter,

•	if we elect to call the notes for redemption on or after February 20, 2011, then you will have the right to convert the notes (or the portion of notes called for redemption, if less than all) until the close of business on the business day prior to the redemption date,

•	if we distribute to all or substantially all holders of our common stock rights, options or warrants entitling them to purchase our common stock at less than the closing sale price of our common stock on the day preceding the declaration for such distribution, then you will have such conversion right in the period described below,

•	if we distribute to all or substantially all holders of our common stock, cash, assets, debt securities or capital stock, which distribution has a per share value as determined by our board of directors exceeding 5% of the closing sale price of our common stock on the day preceding the declaration of such distribution, then you will have such conversion right in the period described below, or

•	if we become a party to a consolidation, merger or sale of all or substantially all of our assets that constitutes a change in control as defined below under the heading “— Repurchase at Option of Holders Upon a Change in Control” or such an event occurs that would have been a change of control but for one or more of the exceptions to the definition of change of control described below under the same heading in the paragraph immediately following paragraph (3).

          In the case of the fourth and fifth bullet points above, we must notify holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. If in the future we adopt a stockholder rights plan, you will not have any conversion right pursuant to the fourth bullet point above or otherwise, solely as a result of the issuance of rights pursuant to the stockholder rights plan. In the case of a distribution identified in the fourth or fifth bullet points above, the ability of a holder of notes to convert would not be triggered if the holder may participate in the distribution without converting. In the case of the sixth bullet point above, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of the transaction. As used in this section, “closing sale price” generally means the last reported sale price regular way of our common stock on the New York Stock Exchange.

          You also may convert your notes into shares of our common stock for the five business day period after any five consecutive trading-day period in which the average trading prices for the notes for such five trading-day period was less than 95% of the average conversion value (as defined below) for the notes during that period; provided, however, if, at the time of the conversion, the closing sale price of shares of our common stock is greater than the then current conversion price of the notes and less than or equal to 120% of the then current conversion price of the notes, you surrender your notes for conversion and the notes are not otherwise convertible, you will receive at our option, cash or common stock with a value equal to the principal amount of your notes on such conversion date. If we elect to pay you in common stock, our common stock will be valued at the greater of (a) 100% of the average closing sale price for the five trading days following the conversion date and (b) the conversion price at the end of such five trading day period, and we will notify you of our election at the time that we notify you of your right to convert. If we elect to pay you in common stock, we will be required to deliver shares of our common stock not later than 5 business days following the end of such measurement period.

          We define conversion value in the indenture to be equal to the product of the closing sale price of our shares of common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each $1,000 principal amount of the notes is convertible.

          You may convert all or part of any note by delivering the note at the Corporate Trust Office of the trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained by the trustee and any applicable payments, including interest payments and payments in respect of taxes, if any. The conversion date will be the date on which the note and the duly signed and completed conversion notice are so delivered.

          As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificate will then be sent by the trustee to the conversion agent for delivery to the holder. The shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable and will rank equally with the other shares of our common stock.

          If you surrender a note for conversion on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the immediately preceding interest payment date to the conversion date, except as described below in this paragraph. In the case of any note that has been surrendered for conversion after any regular record date but before the next succeeding interest payment date:

•	notwithstanding such conversion, interest payable on such interest payment date shall be payable on such interest payment date, and such interest shall be paid to the holder of such note as of such regular record date; and

•	except for notes, or portions thereof, called for redemption or to be purchased or repurchased, or if we are in arrears on our interest payments as of the conversion date such notes surrendered for conversion must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of notes being surrendered for conversion.

          No other payment or adjustment for interest, or any dividends in respect of our common stock, will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion. Instead, we will pay cash based on the closing sale price of our common stock at the close of business on the conversion date.

          You will not be required to pay any taxes or duties relating to the issue or delivery of our common stock on conversion, but you will be required to pay any tax with respect to cash received in lieu of fractional shares and any tax or duty relating to any transfer involved in the issue or delivery of our common stock in a name other than yours. Certificates representing shares of our common stock will not be issued or delivered unless all taxes and duties, if any, payable by you have been paid.

          The conversion rate will be subject to adjustment for, among other things:

•	dividends and other distributions payable in our common stock on shares of our common stock,

•	the issuance to all holders of our common stock of rights, options or warrants (in any case other than in connection with a stock rights plan) entitling them to subscribe for or purchase our common stock at less than the current market price of such common stock on the record date for stockholders entitled to receive such rights, options or warrants,

•	subdivisions, combinations, splits, reverse splits and reclassifications of our common stock,

•	distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock, cash or assets (if we distribute shares of capital stock of a subsidiary of ours, the conversion rate will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution), including securities, but excluding:

•	those dividends, rights, options, warrants and distributions referred to above,

•	dividends and distributions paid exclusively in cash, and

•	distributions upon mergers or consolidations discussed below,

•	if we or one of our subsidiaries purchase our common stock (for the avoidance of doubt, excluding options, warrants, purchase rights and other securities convertible, exchangeable or exercisable for common stock) pursuant to a tender or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock in such offer exceeds the closing sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, then the conversion rate will be adjusted, and

•	if we make a distribution consisting exclusively of cash to all holders of outstanding shares of common stock, the conversion rate will be adjusted to a new conversion rate equal to the existing conversion rate multiplied by a fraction, the numerator of which is the current market price of our common stock plus the amount per share of such dividend or distribution and the denominator of which will be the current market price of our common stock, where the current market price of our common stock is the average closing sale price of our common stock for the first 10 trading days from, and including, the first ex-distribution day that the common stock trades.

          To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock before the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

          We reserve the right to effect such increases in the conversion rate in addition to those required by the foregoing provisions as we consider to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not be required to make any adjustment to the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute all adjustments to the conversion rate and will give notice by mail to holders of the registered notes of any adjustments.

          In the event that we consolidate or merge with or into another entity or another entity is merged into us, or in case of any sale or transfer of all or substantially all of our assets, each note then outstanding will become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the notes were convertible immediately prior to the consolidation or merger or sale or transfer. The preceding sentence will not apply to a merger or sale of all or substantially all of our assets that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

          We may increase the conversion rate if our board of directors determines that the increase would be in our best interest. The board of directors’ determination in this regard will be conclusive. We will give holders of notes notice of such an increase in the conversion rate. We will comply with the Exchange Act and the rules and regulations promulgated under the Exchange Act, to the extent applicable, in connection with any such notice. Any increase, however, will not be taken into account for purposes of determining whether the closing price of our common stock equals or exceeds the conversion price by 105% in connection with an event which otherwise would be a change in control as defined below.

          If at any time we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes, such as distributions of evidences of indebtedness or assets by us, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes. For more information regarding tax considerations, see the section below entitled “United States Federal Income Tax Consequences — U.S. Holders.”

     Ranking

          The notes are our general, unsecured obligations and rank equally with all of our existing and future unsubordinated, unsecured indebtedness. The notes are subordinated to our unsubordinated secured indebtedness to the extent of the value of the collateral securing such indebtedness. In addition, the notes are structurally subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness and to any indebtedness of our subsidiaries to the extent of the assets of those subsidiaries. As of May 31, 2004, the aggregate amount of liabilities of our subsidiaries was approximately $2.4 billion (excluding intercompany liabilities).

          We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of holders of notes in respect of all funds collected or held by the trustee.

          The notes are our exclusive obligation. Our cash flow and our ability to service our indebtedness, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries will not guarantee the notes or have any obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. Our right to receive any assets of any subsidiary upon its liquidation or reorganization, and, therefore, our right to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     Optional Redemption by Solectron

          On or after February 20, 2011, we may redeem the notes, in whole or in part, at 100% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages, if any, to, but excluding, the redemption date. If we elect to redeem all or part of the notes, we will give at least 30, but no more than 60, days’ prior notice to you.

          If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or otherwise in accordance with the applicable procedures of the depository. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof.

          No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

     Purchase of Notes at the Option of the Holder

          On the purchase date of each February 15, of each of 2011, 2014, 2019, 2024 and 2029, we will, at the option of the holder, be required to purchase for cash any outstanding note for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their notes for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on such purchase date. The purchase price of a note will be 100% of the principal amount of the note, plus accrued and unpaid interest and liquidated damages, if any, to, but excluding, the repurchase date. Interest and liquidated damages, if any, will be paid to the record holder as of the related record date.

          We will be required to give notice on a date not less than 20 business days prior to the purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things, the procedures that holders must follow to require us to purchase their notes.

          The purchase notice given by each holder electing to require us to purchase notes shall state:

•	if certificated notes have been issued, the certificate numbers of the holder’s notes to be delivered for purchase or, if not, such information as may be required under applicable The Depository Trust Company procedures and the indenture;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

          Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date.

          The notice of withdrawal shall state:

•	the principal amount being withdrawn;

•	if certificated notes have been issued, the certificate numbers of the notes being withdrawn or, if not, such information as may be required under applicable The Depository Trust Company procedures and the indenture; and

•	the principal amount, if any, of the notes that remains subject to the purchase notice.

          Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery (including by book entry transfer) of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date or the time of delivery of the note.

          If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding whether or not the note has been delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

          Our ability to purchase notes with cash may be limited by the terms of our then existing borrowing agreements. We will comply with the Exchange Act and the rules and regulations promulgated under the Exchange Act, to the extent applicable, in connection with any such notice.

     Payment and Conversion

          We will make all payments of principal, interest and liquidated damages, if any, on the notes by dollar check drawn on an account maintained at a bank in The City of New York or by wire transfer. Payment of any interest on the notes will be made to the person in whose name the note, or any predecessor note, is registered at the close of business on February 1 or August 1, whether or not a business day, immediately preceding the relevant interest payment date (a “regular record date”). If you hold registered notes with a face value in excess of $2,000,000 and you would like to receive payments by wire transfer, you will be required to provide the trustee with wire transfer instructions at least 15 days prior to the relevant payment date. Payments made to The Depository Trust Company as holder of one or more global notes will be made by wire transfer.

          Payments on any global note registered in the name of The Depository Trust Company or its nominee will be payable by the trustee to The Depository Trust Company or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any of our agents or the trustee’s agents has or will have any responsibility or liability for:

•	any aspect of The Depository Trust Company’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of The Depository Trust Company’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global note, or

•	any other matter relating to the actions and practices of The Depository Trust Company or any of its participants or indirect participants.

          We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

          Notes may be surrendered for conversion at the Corporate Trust Office of the trustee in the Borough of Manhattan in The City of New York. Notes surrendered for conversion must be accompanied by appropriate notices and any applicable payments, including interest payments and payments in respect of taxes, if any.

          We have initially appointed the trustee as paying agent and conversion agent. We may terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents. However, until the notes have been delivered to the trustee for cancellation, or moneys sufficient to pay the principal of and interest and liquidated damages, if any, on the notes have been made available for payment and either paid or returned to us as provided in the indenture, the trustee will maintain an office or agency in the Borough of Manhattan in The City of New York for surrender of notes for conversion. Notice of any termination or appointment and of any change in the office through which any paying agent or conversion agent will act will be given in accordance with “— Notices” below.

          All moneys deposited with the trustee or any paying agent, or then held by us, in trust for the payment of principal, interest and liquidated damages, if any, on any notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to us, and you will then look only to us for payment.

     Repurchase at Option of Holders Upon a Change in Control

          If a change in control, as defined below, occurs, you will have the right, at your option, to require us to repurchase all of your notes not previously called for redemption, or any portion of the principal amount thereof in integral multiples of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest and liquidated damages, if any, accrued to, but excluding, the repurchase date.

          At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in our common stock valued at 95% of the average of the closing sale prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. We may only pay the repurchase price in our common stock if we satisfy conditions provided in the indenture.

          Within 30 days after the occurrence of a change in control, we are obligated to give to you notice of the change in control and of the repurchase right arising as a result of the change of control. This notice must specify (a) the date of repurchase, (b) whether we intend to pay the repurchase price in cash or common stock and (c) the procedures for tendering your notes. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, you must deliver on or before the 30th day after the date of our notice irrevocable written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which the right is being exercised. We are required to repurchase the notes on the date that is not more than 45 days after the date of our notice.

          A change in control will be deemed to have occurred at the time that any of the following occurs:

          (1)     any person acquires a beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that is entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans, or

          (2)     we merge or consolidate with or into any other person, any merger of another person into us or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than:

•	any such transaction that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction, or

•	any merger that is effected solely to change our jurisdiction of incorporation.

          (3)     any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, binding share exchange, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

     However, a change in control will not be deemed to have occurred if either:

•	the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control and the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the change in control, in the case of change in control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days, or

•	all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights, in a merger or consolidation otherwise constituting a change of control under clause (2) in the preceding paragraph above, consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the notes become convertible solely into such common stock, depositary receipts or other certificates representing common equity interests.

     For purposes of these provisions:

•	whether a person is a beneficial owner will be determined in accordance with Rule 13d-3 under the Exchange Act, and

•	a person includes any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

     The rules and regulations promulgated under the Exchange Act require the dissemination of prescribed information to securityholders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to you. We will comply with these rules and regulations to the extent they apply at that time.

     We may, to the extent permitted by applicable law, at any time purchase notes in the open market, by tender at any price or by private agreement. Any note that we purchase shall be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be canceled promptly.

     The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of all or substantially all of our assets. There is no precise, established definition of the phrase substantially all under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

     The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

     Although we have the right to repurchase the notes with our common stock, subject to certain conditions, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. If we were to fail to repurchase the notes when required following a change in control, an event of default under the indenture would occur. Some of the events constituting a change in control could cause an event of default under the terms of other debt instruments that we may become subject to in the future.

  Mergers and Sales of Assets by Solectron

     We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, unless we are the surviving corporation or, if we are not the surviving corporation:

•	the person formed by such consolidation or into or with which we are merged or the person to which our properties and assets are so conveyed transferred, sold or leased, shall be a corporation existing under the laws of the United States, any State within the United States or the District of Columbia and assumes the payment of the principal of, interest and liquidated damages, if any, on the notes and the performance of our other covenants under the indenture,

•	immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default under the indenture will have occurred and be continuing, and

•	other requirements as described in the indenture are met.

  Events of Default

     The following are events of default under the indenture:

•	our failure to pay principal of any note (including any redemption price, purchase price or repurchase price) when due,

•	our failure to pay interest or liquidated damages, if any, on any note when due, which failure continues for 30 days,

•	our failure to provide the notice that we are required to give in the event of a change in control,

•	our breach or failure to perform any other covenant or agreement in the indenture, which failure continues for 60 days following written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding,

•	our failure to pay when due, either at its maturity or upon acceleration, any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed by us, or any guarantee thereof, in excess of $50 million (or, following a fall away event (as that term is defined below), in excess of $100 million) if the indebtedness is not discharged, or the acceleration is not annulled, within 30 days after written notice by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes; and

•	certain events of bankruptcy, insolvency or reorganization involving us or any significant subsidiary, as specified in the indenture.

     A “fall away event” shall be deemed to have occurred if:

     (1) the notes are rated Baa3 or above by Moody’s and BBB- or above by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of Solectron, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by Solectron as a replacement agency); and

     (2) no event of default shall have occurred and be continuing.

     Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder, unless the holder shall have offered reasonable indemnity to the trustee. Subject to providing indemnification to the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     If an event of default other than an event of default arising from events of insolvency, bankruptcy or reorganization with respect to Solectron occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all notes. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the non-payment of principal of the notes that have become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of insolvency, bankruptcy or reorganization occurs with respect to Solectron, then the principal amount of all the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee. For information as to waiver of defaults, see “— Meetings, Modification and Waiver” below.

     You will not have any right to institute any proceeding with respect to the indenture, or for any remedy under the indenture, unless:

•	you give the trustee written notice of a continuing event of default,

•	the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request and offered reasonable indemnity to the trustee to institute proceedings,

•	the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with the written request, and

•	the trustee shall have failed to institute such proceeding within 60 days of the written request.

     However, these limitations do not apply to a suit instituted by you for the enforcement of payment of the principal of, or interest, including liquidated damages, if any, on, your note on or after the respective due dates expressed in your note or your right to convert your note in accordance with the indenture.

     We are required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance.

Meetings, Modification and Waiver

     The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

     Certain limited modifications of the indenture may be made without the necessity of obtaining the consent of the holders of the notes. Other modifications and amendments of the indenture may be made, compliance by us with certain restrictive provisions of the indenture may be waived, and any past defaults by us under the indenture (except a default in the payment of principal or interest) may be waived, either:

•	with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding, or

•	by the adoption of a resolution, at a meeting of holders of the notes at which a quorum is present, by the holders of at least 66 2/3% in aggregate principal amount of the notes represented at such meeting.

     The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

     However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

•	change the stated maturity of the principal or interest of a note,

•	reduce the principal amount of, or interest on, any note,

•	reduce the amount payable upon a redemption, purchase or repurchase,

•	modify the provisions with respect to the purchase right or repurchase right of holders of notes in a manner adverse to the holders,

•	modify our right to redeem the notes in a manner adverse to the holders,

•	change the place or currency of payment on a note,

•	impair the right to institute suit for the enforcement of any payment on any note,

•	modify our obligation to maintain an office or agency in The City of New York,

•	modify any provision that adversely affects the right to convert the notes other than a modification or amendment required by the terms of the indenture,

•	reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify, amend or waive compliance with certain provisions of the indenture or to waive certain defaults,

•	reduce the percentage required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted, or

•	modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act.

Registration Rights

     In connection with the initial private placement of the notes, we entered into a registration rights agreement with the initial purchasers. In the registration rights agreement we agreed, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes, commonly referred to as the registrable securities, that we will, at our expense:

•	use our reasonable efforts to file with the SEC, within 90 days after the date the notes are originally issued, a shelf registration statement covering resales of the registrable securities,

•	use our reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act within 180 days after the date the notes are originally issued, and

•	use our reasonable efforts to keep effective the shelf registration statement until the earliest of (i) the sale by the holders of all outstanding registrable securities registered under the shelf registration statement, (ii) the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to the notes held by non-affiliates of Solectron, or (iii) two years after the last date of original issuance of the notes.

     We are permitted to suspend the use of the prospectus that is part of the shelf registration statement in connection with the sales of registrable securities during prescribed periods of time for reasons relating to pending corporate developments, public filings with the SEC and other events. The periods during which we can suspend the use of the prospectus may not, however, exceed a total of 30 days in any 90-day period or a total of 90 days in any 365-day period (in each case, a “suspension period”). We will provide to each holder of registrable securities who elects to sell any registrable securities pursuant to the shelf registration statement and who so requests in writing copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement has been filed with the SEC and when such shelf registration statement has become effective and take certain other actions required to permit public resales of the registrable securities.

     We may, upon written notice to all holders of the notes, postpone having the shelf registration statement declared effective for a reasonable period of time not to exceed 90 days if we possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Notwithstanding any such postponement, liquidated damages will accrue on any notes constituting registrable securities if either of the following registration defaults occurs:

•	on or prior to 90 days following the date the notes were originally issued, a shelf registration statement has not been filed with the SEC, or

•	on or prior to 180 days following the date the notes were originally issued, the shelf registration statement is not declared effective.

     In either case, liquidated damages will accrue on the notes, and the common stock issued upon conversion of the notes, constituting registrable securities from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears with the first semi-annual payment due on the first interest payment date following the date on which the liquidated damages began to accrue.

     The rates at which liquidated damages will accrue will be as follows:

•	0.25% of the principal amount per annum to and including the 90th day after the registration default, and

•	0.50% of the principal amount per annum from and after the 91st day after the registration default.

     In addition, liquidated damages will accrue on the notes, and the common stock issued upon conversion of the notes, constituting registrable securities if:

•	the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 30 days, whether or not consecutive, during any 90-day period, or

•	the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 90 days, whether or not consecutive, during any 365-day period.

     In either event, the liquidated damages on the notes will accrue at a rate of 0.50% of the principal amount per annum from the first day that the 30-day or 90-day period is exceeded, whichever occurs first. In such event, the liquidated damages will continue until the earlier of the following:

•	the time the shelf registration statement again becomes effective or the holders of registrable securities are again able to make sales under the shelf registration statement, depending on which event triggered the liquidated damages, or

•	the earlier of (i) the sale by the holders of all outstanding registrable securities registered under the shelf registration statement, (ii) the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to the notes held by non-affiliates of Solectron, and (iii) two years after the last date of original issuance of the notes.

     Notwithstanding the foregoing, in the event that (1) we are required to file a post effective amendment to the registration statement due to the failure of a holder of outstanding registrable securities timely to deliver to us a questionnaire and other information we reasonably request and (2) the filing of such post effective amendment has the effect of suspending the ability of holders to resell their registrable securities, then liquidated damages shall not accrue until after the tenth day of such suspension. The time period of any such suspension shall not be counted against the suspension period.

     A holder who elects to sell any registrable securities pursuant to the shelf registration statement:

•	will be required to be named as a selling securityholder in the related prospectus,

•	may be required to deliver a prospectus to purchasers,

•	may be subject to certain civil liability provisions under the Securities Act in connection with those sales, and

•	will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

     We have filed the registration statement related to this prospectus to meet our obligations under the registration rights agreement. We have supplied a notice and questionnaire to the initial holders of registrable securities to obtain certain information regarding the holder for inclusion in this prospectus.

     No holder of registrable securities will be entitled:

•	to be named as a selling securityholder in the shelf registration statement as of the date the shelf registration statement is declared effective, or

•	to use the prospectus forming a part of the shelf registration statement for offers and resales of registrable securities at any time,

•	unless such holder has returned a completed and signed notice and questionnaire to us by the deadline for response set forth in the notice and questionnaire.

     Holders that did not complete and deliver the questionnaire in a timely manner were not named as selling securityholders in this prospectus and therefore are not permitted to sell any of their securities pursuant to the shelf registration statement. However, if you properly complete and deliver your questionnaire and provide us with any other information we may reasonably request in the period following the date of effectiveness of the registration statement and during which we are still required to maintain the effectiveness of such registration statement, we will use our reasonable efforts to file, within a reasonably practicable period of time, any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit you to deliver your prospectus to purchasers of the registrable securities, subject to our rights to suspend the use of the prospectus; provided, however, that in no event shall we be required to file a post- effective amendment to the shelf registration statement more frequently than once per fiscal quarter. If you do not properly complete and deliver a questionnaire or provide the other information we may reasonable request, you will not be named as a selling securityholder in the prospectus and will not be permitted to sell your registrable securities pursuant to the shelf registration statement.

     We have agreed in the registration rights agreement to use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted on the New York Stock Exchange. However, if the common stock is not then quoted on the New York Stock Exchange, we will use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted or listed on whichever market or exchange the common stock is then quoted or listed, upon effectiveness of the shelf registration statement.

     This summary of certain provisions of the registration rights agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which will be made available to owners of the notes upon request to us.

  Notices

     Notice to holders of the registered notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

     Notice of a redemption of notes will be given not less than 30 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the notes will be irrevocable.

  Replacement of Notes

     We will replace any note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to the trustee and us. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

  Payment of Stamp and Other Taxes

     We will pay all stamp and other duties, if any, that may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes or of shares of stock upon conversion of the notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

  Governing Law

     The indenture, the notes and the registration rights agreement are governed by and construed in accordance with the laws of the State of New York, United States of America.

  The Trustee

     If an event of default occurs and is continuing, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have furnished to the trustee reasonable security or indemnity.

DESCRIPTION OF CAPITAL STOCK

General

     As of the date of this prospectus, our authorized capital stock consists of 1,601,200,000 shares. Those shares consist of (1) 1,600,000,000 shares designated as common stock, $0.001 par value, and (2) 1,200,000 shares designated as preferred stock, $0.001 par value. The only equity securities currently outstanding are shares of common stock. As of June 25, 2004, there were approximately 961,668,009 shares of common stock issued and outstanding.

Preferred Stock

     The following description of preferred stock and the description of the terms of a particular series of preferred stock is not complete. The description is qualified in its entirety by reference to the certificate of designation relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series.

     As of June 25, 2004, there were no shares of preferred stock outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue up to 1,200,000 shares of preferred stock in one or more series and to fix the following terms of the preferred stock:

•	designations, powers, preferences, privileges;

•	relative participating, optional or special rights; and

•	the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

     Any or all of these rights may be greater than the rights of the common stock.

     The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Solectron or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

     The rights, preferences, privileges and restrictions of the preferred stock of each series are, in the case of Series A preferred stock, and, in the case of future series will be fixed by the certificate of designation relating to that series. The certificate of designation will specify:

•	the maximum number of shares;

•	the designation of the shares;

•	the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

•	the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

•	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of Solectron’s affairs;

•	any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

•	the terms and conditions, if any, for conversion or exchange of shares of any class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	the voting rights; and

•	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

     Preferred stock will be fully paid and nonassessable upon issuance.

Series A Participating Preferred Stock and Rights Agreement

     On June 29, 2001, pursuant to a preferred stock rights agreement between us and Fleet National Bank, as rights agent, our Board of Directors declared a dividend of one right to purchase one ten-thousandth of a share of our Series A participating preferred stock for each outstanding share of our common stock. The dividend was paid on July 30, 2001, to stockholders of record as of the close of business on that date. Each right entitles the registered holder to purchase from us one ten-thousandth of a share of our Series A preferred stock at an exercise price of $150, subject to adjustment.

     The following is a summary and general description of the principal terms of our rights agreement.

Rights Evidenced by Common Stock Certificates

     The rights will not be exercisable until the distribution date. Certificates for the rights will not be sent to our stockholders and the rights will attach to and trade only together with our common stock. Accordingly, our common stock certificates outstanding on July 30, 2001 will evidence the rights related thereto, and our common stock certificates issued after July 30, 2001 will contain a notation incorporating the rights agreement by reference. Until the distribution date (or earlier redemption or expiration of the rights), the surrender or transfer of any certificates for our common stock, outstanding as of the record date, even without notation or a copy of the summary of rights being attached thereto, also will constitute the transfer of the rights associated with our common stock represented by such certificate.

Distribution Date

     The rights will be separate from our common stock. Rights certificates will be issued and the rights will become exercisable upon the earlier of the tenth day (or such later date as may be determined by our board of directors) after a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our then-outstanding common stock (which includes exchangeable shares exchangeable for common stock), or the tenth business day (or such later date as may be determined by our board of directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of our then-outstanding common stock. The earlier of such dates is referred to as the “distribution date.”

   Issuance of Rights Certificates; Expiration of Rights

     As soon as practicable following the distribution date, a rights certificate will be mailed to holders of record of our common stock as of the close of business on the distribution date, and such separate rights certificate alone will evidence the rights from and after the distribution date. The rights will expire on the earliest of July 30, 2011, or redemption or exchange of the rights as described below.

   Initial Exercise of the Rights

     Following the distribution date, and until one of the further events described below, holders of the rights will be entitled to receive, upon exercise and the payment of the purchase price, one ten-thousandth of a share of the Series A preferred stock. In the event that we do not have sufficient Series A preferred stock available for all rights to be exercised, or our Board of Directors decides that such action is necessary and not contrary to the interests of rights holders, we may instead substitute cash, assets or other securities for the Series A preferred stock for which the rights would have been exercisable under this provision or as described below.

   Right to Buy Our Common Stock

     Unless the rights are earlier redeemed, in the event that an acquiring person obtains 15% or more of our then-outstanding common stock, then each holder of a right which has not theretofore been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of our common stock having a value equal to two times the price of such shares. Rights are not exercisable following the occurrence of an event as described above until such time as the rights are no longer redeemable by us as set forth below.

   Right to Buy Acquiring Company Common Stock

     Similarly, unless the rights are earlier redeemed, in the event that, after an acquiring person obtains 15% or more of our then-outstanding common stock, we are acquired in a merger or other business combination transaction, or 50% or more of our consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a right which has not yet been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the price of such shares.

   Exchange Provision

     At any time after an acquiring person obtains 15% or more of our then outstanding common stock and prior to the acquisition by such acquiring person of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by the acquiring person), in whole or in part, at an exchange ratio of one share of our common stock per right.

   Redemption

     At any time on or prior to the close of business on the earlier of the fifth day following the attainment of 15% or more of our then-outstanding common stock by an acquiring person (or such later date as may be determined by action of our board of directors and publicly announced by us), or July 30, 2011, we may redeem the rights in whole, but not in part, at a price of $0.001 per right.

   Adjustments to Prevent Dilution

     The purchase price payable, the number of rights, and the number of shares of our Series A preferred stock or our common stock or other securities or property issuable upon the exercise of the rights are subject to adjustment from time to time in connection with the dilutive issuances by us as set forth in the rights agreement. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price.

   Cash Paid Instead of Issuing Fractional Shares

     No fractional shares of our common stock will be issued upon exercise of a right and, in lieu thereof, an adjustment in cash will be made based on the market price of  our common stock on the last trading date prior to the date of exercise.

   No Stockholders’ Rights Prior to Exercise

     Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of us (other than any rights resulting from such holder’s ownership of our common stock), including, without limitation, the right to vote or to receive dividends.

   Amendment of Rights Agreement

     The terms of the rights and the rights agreement may be amended in any respect without the consent of the rights holders on or prior to the distribution date. After the distribution date, the terms of the rights and the rights agreement may be amended without the consent of the rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of rights holders, other than the acquiring person.

   Rights and Preferences of Our Series A Preferred Stock

     Each one ten-thousandth of a share of our Series A preferred stock has rights and preferences substantially equivalent to those of one share of our common stock.

   No Voting Rights

     Rights will not have any voting rights.

   Certain Anti-Takeover Effects

     The rights are designed to protect and maximize the value of the outstanding equity interests in us in the event of an unsolicited attempt by an acquiror to take us over in a manner or on terms not approved by our board of directors. Takeover attempts frequently include coercive tactics to deprive our board of directors and our stockholders of any real opportunity to determine our future as a company. The rights were declared by our board of directors in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     Subject to the restrictions described above, the rights may be redeemed by us at $0.001 per right at any time prior to the distribution date. Accordingly, the rights should not interfere with any merger or business combination approved by our board of directors.

     However, the rights may have the effect of rendering more difficult or discouraging an acquisition of us deemed undesirable by our board of directors. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights.

   Common Stock

     Holders of common stock are entitled to receive dividends declared by the Board of Directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Currently, we are not paying dividends. Each holder of common stock is entitled to one vote per share. Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. The holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the common stock.

     All outstanding shares of common stock are fully paid and nonassessable.

     Our common stock is listed on the New York Stock Exchange under the symbol “SLR.” The transfer agent and registrar for the common stock is Fleet National Bank N.A.

   Delaware General Corporation Law Section 203

     We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” transaction with an “interested stockholder” for a period of three years after the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner, as described below.

     The Section 203 restrictions do not apply if:

     (1) the business combination or transaction is approved by our Board of Directors before the date the interested stockholder obtained such status;

     (2) upon consummation of the transaction which resulted in the stockholder obtaining such status, the stockholder owned at least 85% of the shares of stock entitled to vote generally in the election of directors (the “voting stock”) that are outstanding at the time the transaction commenced. The 85% calculation does not include those shares:

•	owned by directors who are also officers of the target corporation; or

•	held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer; or

     (3) if on or after the date the interested stockholder obtained such status, the business combination is approved by our Board of Directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Generally, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to Solectron. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on laws, regulations, rulings and administrative and judicial decisions currently in effect, all of which are subject to change or different interpretations, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the notes or common stock. The summary generally applies only to investors that purchase notes in the initial offering at their issue price and hold the notes or common stock as “capital assets” (generally, for investment). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code (the “Code”) or a U.S. holder whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, and persons holding notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code) may be subject to special rules. Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws on U.S. Holders or the effects of any applicable foreign, state or local laws.

     Investors considering the purchase of notes should consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences to them of U.S. federal estate or gift tax laws, foreign, state or local laws, and tax treaties.

   U.S. Holders

     As used herein, the term “U.S. Holders” means beneficial owners of notes or common stock that for U.S. federal income tax purposes are (1) citizens or residents of the United States, (2) corporations, or entities treated as corporations, organized under the laws of the United States or any state of the United States, including the District of Columbia, or (3) estates the income of which is subject to U.S. federal income taxation regardless of its source. Trusts are U.S. Holders if they are (1) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (2) have a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of notes or common stock that is not a U.S. Holder. If a partnership or other flow-through entity is a beneficial owner of a note or common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity.

   Taxation of Interest

     U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes at the time that such payments are accrued or received, in accordance with their regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments, other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional amounts as “original issue discount” over the term of the instrument. We believe that the notes will not be issued with original issue discount for U.S. federal income tax purposes. We may be required to make payments of liquidated damages to holders of the notes if we do not file, or cause to be declared effective, or keep effective, a registration statement, as described under “Description of the Notes — Registration Rights.” We believe that there is only a remote possibility that we will be required to pay liquidated damages, and therefore we do not intend to treat the notes as subject to the special rules governing certain “contingent payment” debt instruments (which, if applicable, would affect the timing, amount and character of income with respect to a note). Our determination in this regard, while not binding on the IRS, is binding on holders unless they disclose their contrary position to the IRS. If, contrary to expectations, we pay liquidated damages, U.S. Holders will be required to recognize additional interest income.

   Sale, Exchange, Redemption or Other Disposition of Notes

     A U.S. Holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other disposition (other than a conversion of the note into common stock, as discussed below under “Conversion of Notes”). The holder’s gain or loss will equal the difference between the proceeds received by the holder (other than amounts attributable to accrued but unpaid interest not previously included in income) and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued but unpaid interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued but unpaid interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year or short-term capital gain or loss if the holder held the note for one year or less. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum 15% federal rate. Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

     If, upon a change of control, a U.S. Holder requires us to repurchase some or all of the holder’s notes, and we elect to pay the repurchase price with shares of our common stock, the holder will generally not recognize any gain or loss on the exchange. If the U.S. Holder receives cash in lieu of a fractional share of common stock, however, the holder will be treated as if he received the fractional share and then had the fractional share redeemed for cash. The holder will recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. In addition, the value of any portion of the common stock received that is attributable to accrued but unpaid interest on the notes will be taxed as ordinary income. The U.S. Holder’s aggregate basis in the common stock received in exchange for the notes (including any fractional share for which cash is paid but excluding any shares attributable to accrued but unpaid interest) will equal his adjusted basis in the note. The U.S. Holder’s holding period for the common stock so received will include the period during which the holder held the note. The holder’s basis in any shares of common stock attributable to accrued but unpaid interest will equal the fair market value of those shares when received, and the holding period of those shares will begin on the day after the holder’s receipt of such shares.

   Constructive Dividends

     The terms of the notes allow for changes in the conversion rate of the notes in certain circumstances. A change in conversion rate that allows holders to receive more shares of common stock on conversion may increase the holders’ proportionate interests in our earnings and profits or assets. In that case, the holders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to U.S. Holders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate holders for distributions of cash or property to our stockholders. Not all changes in the conversion rate that allow holders to receive more stock on conversion, however, increase the holders’ proportionate interests in us. For instance, a change in the conversion rate could simply prevent the dilution of the holders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the holders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to such stockholders. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate will be treated as distributions paid in cash or other property. This will result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of the holder’s investment or as capital gain.

   Conversion of Notes

     A U.S. Holder generally will not recognize any income, gain or loss on converting a note into our common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder will be treated as if the holder received the fractional share and then had the fractional share redeemed for the cash. The holder will recognize gain or loss equal to the difference between the cash received and that portion of the holder’s adjusted tax basis in the stock attributable to the fractional share. The holder’s aggregate basis in the common stock received in exchange for the notes (including any fractional share for which cash is paid) will equal the holder’s adjusted basis in the note. The holder’s holding period for the stock will include the period during which the holder held the note.

     Under certain circumstances described under “Description of the Notes — Conversion Rights,” upon surrendering notes for conversion, a U.S. Holder may receive, at our option, cash or common stock. To the extent that we elect to deliver cash instead of common stock, the tax consequences of the exchange will be as described above under “United States Federal Income Tax Consequences — U.S. Holders — Sale, Exchange, Redemption or other Disposition of Notes.”

   Dividends

     If, after a U.S. Holder converts a note into our common stock, we make a distribution in respect of that stock from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution will be treated as a dividend and will be includible in a U.S. Holder’s income when it is paid. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s basis in its common stock; any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it will generally be able to claim a deduction on a portion of any dividends received. For taxable years beginning before January 1, 2009, subject to certain exceptions, dividends received by non-corporate U.S. Holders will be taxed at a maximum rate of 15%, provided that certain holding period requirements are met.

   Sale of Common Stock

     A U.S. Holder generally will recognize capital gain or loss on a sale or exchange of common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. The deductibility of capital losses is subject to limitations.

   Non-U.S. Holders

     The following discussion is limited to the U.S. federal income tax consequences relevant to a Non- U.S. Holder (as defined above).

   Taxation of Interest

     Subject to the discussion below under “Income or Gains Effectively Connected with a U.S. Trade or Business,” payments of interest to Non-U.S. Holders are generally subject to U.S. federal income tax at a rate of 30%, collected by means of withholding by the payor.

     Payments of interest on the notes to most Non-U.S. Holders will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exemption will not apply to payments of interest to a Non-U.S. Holder that:

•	owns, directly or indirectly (including under applicable constructive ownership rules) at least 10% of our voting stock; or

•	is a “controlled foreign corporation” that is related to us through stock ownership.

     In general, a foreign corporation is a controlled foreign corporation if more than 50% of its stock, by vote or value, is owned, directly or indirectly (including under applicable constructive ownership rules), by one or more U.S. persons that each owns, directly or indirectly (including under applicable constructive ownership rules) at least 10% of the voting power of the corporation’s voting stock. If the portfolio interest exception does not apply, payments of interest to a nonresident person or entity might be subject to withholding tax at a 30% rate, or might be subject to withholding tax at a reduced or zero rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence.

     The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

   Sale, Exchange, Redemption or Other Disposition of Notes

     Subject to the discussion below under “Income or Gains Effectively Connected with a U.S. Trade or Business,” non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain will be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business (as discussed below);

•	the Non-U.S. Holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

•	the rules under the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business; or

•	subject to certain exceptions, the Non-U.S. Holder is an individual who holds the notes as a capital asset and is present in the United States for 183 days or more in the year of disposition.

     The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (or USRPHC). In general, we would be a USRPHC if the value of our interests in U.S. real property comprised 50% or more of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

   Conversion of Notes

     Subject to the discussion below under “Income or Gains Effectively Connected with a U.S. Trade or Business,” a Non-U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder’s receipt of cash in lieu of a fractional share of stock also generally will not be subject to U.S. federal income tax. See “— Non-U.S. Holders — Sale of Common Stock” below. Under certain circumstances described under “Description of Notes — Conversion Rights,” a Non-U.S. Holder may receive, at our option, cash or common stock. To the extent we elect to deliver cash instead of common stock, the tax consequences of the exchange will be as described under “United States Federal Income Tax Consequences — Non-U.S. Holders — Sale, Exchange, Redemption or Other Disposition of Notes.”

   Dividends and Other Potential Withholding

     Subject to the discussion below under “Income or Gains Effectively Connected with a U.S. Trade or Business,” dividends paid to a Non-U.S. Holder on common stock received on conversion of a note (and any taxable constructive stock dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion, see “— U.S. Holders — Constructive Dividends” above) generally will be subject to U.S. withholding tax at a 30% rate. However, the withholding tax may be reduced under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder should demonstrate its entitlement to treaty benefits by certifying its nonresident status on a properly executed Form W-8BEN or appropriate substitute form.

   Sale of Common Stock

     Subject to the discussion below under “Income or Gains Effectively Connected with a U.S. Trade or Business,” non-U.S. Holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described under “— Non-U.S. Holders — Sale, Exchange, Redemption or Other Disposition of Notes.”

   Income or Gains Effectively Connected With a U.S. Trade or Business

     The preceding discussion of the tax considerations of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business with which interest on the notes, dividends on the common stock, or gain from the sale, exchange or other disposition of the notes or common stock is effectively connected. If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption or other disposition of the notes or common stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain generally will be subject to U.S. federal income tax at the regular graduated rates applicable to U.S. Holders. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States.

     Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore are included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax provided that the holder claims exemption from withholding. To claim exemption from withholding, the holder must provide a properly completed Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally will be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty may provide for a lower rate.

   U.S. Federal Estate Tax

     The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes generally will not be U.S. situs property if interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under “Non-U.S. Holders — Taxation of Interest.” Even if interest paid on the notes would have been portfolio interest, however, the notes might still be U.S. situs property if the interest is also effectively connected with a U.S. trade or business. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

   Backup Withholding and Information Reporting

     The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign. Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with applicable certification requirements.

     Payments of interest or dividends to Non-U.S. Holders of notes or common stock generally will not be subject to backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under “Non-U.S. Holders — Taxation of Interest.” Information returns may be required to be filed with the IRS with respect to the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends including any tax withheld under the rules described above under “— Non-U.S. Holders — Taxation of Interest” and “— Non-U.S. Holders — Dividends and Other Potential Withholding.”

     Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

     Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its nonresident status in the manner described above.

     Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

     The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of our notes or common stock, including the consequences of any proposed change in applicable laws.

SELLING SECURITYHOLDERS

     We originally issued the notes in private placements in February 2004 to the initial purchasers, Goldman, Sachs & Co., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Scotia Capital (USA) Inc. The initial purchasers resold the notes to purchasers in transactions exempt from registration pursuant to Rule 144A. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

     The following table contains information as of July 15, 2004 with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

	Principal
	Amount at
	Maturity		Number of	Percentage of
	of Notes		Shares of	Common
	Beneficially	Percentage	Common Stock	Stock
	Owned That	of Notes	That May	Outstanding
Name	May Be Sold	Outstanding	Be Sold (1)	(2)
Advisory Convertible Arbitrage Fund (I) L.P. (31)	2,000,000	*	206,894	*
Akela Capital Master Fund, Ltd. (4)	7,000,000	1.56%	724,128	*
Allstate Insurance Company (32)	3,250,000	*	336,202	*
The Animi Master Fund (54)	10,500,000	2.33%	1,086,191	*
Arbitex Master Fund L.P. (5)	35,900,000	7.98%	3,713,740	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd. (6)	11,985,000	2.66%	1,239,810	*
Argent Classic Convertible Arbitrage Fund L.P. (6)	3,250,000	*	336,202	*
Argent Classic Convertible Arbitrage Fund II L.P. (6)	560,000	*	57,930	*
Argent LowLev Convertible Arbitrage Fund LLC (6)	2,460,000	*	254,479	*
Argent LowLev Convertible Arbitrage Fund II, LLC (6)	400,000	*	41,379	*
Argent LowLev Convertible Arbitrage Fund Ltd. (6)	12,190,000	2.71%	1,261,016	*
Bank Austria Cayman Islands, LTD (47)	1,000,000	*	103,447	*
Barclays Global Investors Diversified Alpha Plus Funds (7)	2,367,000	*	244,859	*
Barclays Global Investors Limited (8)	1,000,000	*	103,447	*
Bear, Stearns & Co. Inc. (29)	2,000,000	*	206,894	*
Boilermakers Blacksmith Pension Trust (10)	1,200,000	*	124,136	*
Century Park Trust (8)	2,000,000	*	206,894	*
Class C Trading Company, Ltd. (6)	1,200,000	*	124,136	*
Clinton Multistrategy Master Fund, Ltd. (11)	1,750,000	*	181,032	*
Clinton Riverside Convertible Portfolio Limited (11)	3,250,000	*	336,202	*
CNH CA Master Account, L.P. (18)	1,000,000	*	103,447	*
Commerzbank AG Aktiengesellschaft (34)	24,000,000	5.33%	2,482,723	*
Credit Suisse First Boston Europe Ltd. (19)	2,500,000	*	258,617	*
CSS, L.L.C. (35)	750,000	*	77,585	*
Custom Investments PCC, Ltd. (6)	220,000	*	22,758	*
DB Equity Opportunities Master Portfolio Ltd. (12)	4,200,000	*	434,477	*
Deam Convertible Arbitrage (12)	1,500,000	*	155,170	*
Delaware Dividend Income Fund, a series of Delaware Group Equity Funds V (20)	275,000	*	28,448	*
Delta Airlines Master Trust (10)	450,000	*	46,551	*
DKR Saturn Event Driven Holding Fund Ltd. (44)	19,187,500	4.26%	1,984,885	*
DKR Saturn Multi-Strategy Holding Fund Ltd. (45)	11,687,500	2.60%	1,209,034	*
DKR SoundShore Opportunity Holding Fund Ltd. (27)	4,000,000	*	413,787	*
DKR SoundShore Strategic Holding Fund Ltd. (28)	500,000	*	51,723	*
Fore Convertible Master Fund, LTD. (51)	14,103,000	3.13%	1,458,910	*
Fore Credit Master Fund, LTD. (51)	1,000,000	*	103,447	*
Fore Plan Asset Fund, LTD. (51)	1,340,000	*	138,619	*
Forest Fulcrum Fund LP (22)	1,384,000	*	143,170	*
Forest Global Convertible Fund, Ltd., Class A-5 (7)	3,806,000	*	393,719	*
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio (7)	6,946,000	1.54%	718,541	*
GMAM Group Pension Trust (8)	1,500,000	*	155,170	*
Guggenheim Portfolio Company VIII (Cayman), LTD. (52)	2,340,000	*	242,066	*
Guggenheim Portfolio Co. XV, LLC (47)	800,000	*	82,757	*
HFR CA Global Opportunity Master Trust (7)	2,763,000	*	285,824	*
HFR CA Global Select Master Trust Account (6)	710,000	*	73,447	*
HFR RVA Select Performance Master Trust (7)	1,643,000	*	169,963	*
Highbridge International LLC (36)	12,500,000	2.78%	1,293,085	*
JMG Capital Partners, LP (24)	5,000,000	1.11%	517,234	*
JMG Triton Offshore Fund, Ltd. (25)	12,000,000	2.67%	1,241,362	*
J.P. Morgan Securities Inc. (29)	2,275,000	*	235,341	*
KBC Financial Products USA Inc. (13)	700,000	*	72,413	*
Lincoln National Convertible Securities Fund (14)	825,000	*	85,344	*

LLT Limited (7)	1,193,000	*	123,412	*
Lutheran Brotherhood High Yield Fund (26)	900,000	*	93,102	*
Lutheran Brotherhood Series Fund, Inc. — High Yield Portfolio (26)	1,100,000	*	113,791	*
Lyxor/Forest Fund Limited (7)	6,154,000	1.37%	633,612	*
Lyxor Master Fund (reference Arbitex) (5)	600,000	*	62,068	*
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent (6)	2,420,000	*	250,341	*
Man Mac 1 Ltd. (53)	5,217,000	1.16%	539,682	*
McMahan Securities Co. L.P. (9)	1,500,000	*	155,170	*
Mellon HBV Master Convertible Arbitrage Fund LP (15)	143,000	*	14,793	*
Mellon HBV Master Leveraged Multi-Strategy Fund L.P. (30)	7,700	*	797	*
Mellon HBV Master Multi-Strategy Fund LP (30)	77,000	*	7,965	*
MFS MidCap Value Fund A Series of Series Trust XI (43)	1,180,000	*	122,067	*
MFS/Sunlife MidCap Value Series (43)	60,000	*	6,207	*
MFS Total Return Fund A Series of Series Trust V (43)	2,760,000	*	285,513	*
Mint Master Fund LTD (15)	30,000	*	3,103	*
Morgan Stanley Convertible Securities Trust (21)	1,400,000	*	144,826	*
Nicholas Applegate Capital Management U.S. Convertible Income Fund	4,500,000	1.00%	465,511	*
Nicholas Applegate Capital Management U.S. Convertible Income 2 Mutual Fund	3,000,000	*	310,340	*
Oppenheiner Convertible Securities Fund (16)	3,000,000	*	310,340	*
Pacific Life Insurance Company (37)	1,000,000	*	103,447	*
Peoples Benefit Life Insurance Company Teamsters (8)	5,000,000	1.11%	517,234	*
Putnam Convertible Income – Growth Trust (38)	4,000,000	*	413,787	*
Pyramid Equity Strategies Fund (12)	300,000	*	31,034	*
Ramius Capital Group (48)	400,000	*	41,379	*
Ramius Master Fund, LTD (48)	3,400,000	*	351,719	*
RCG Halifax Master Fund, LTD (48)	400,000	*	41,379	*
RCG Latitude Master Fund, LTD (48)	8,000,000	1.78%	827,574	*
RCG Multi Strategy Master Fund, LTD (48)	1,200,000	*	124,136	*
S.A.C. Capital Associates, LLC (23)	1,000,000	*	103,447	*
Sage Capital Management, LLC (49)	200,000	*	20,689	*
St. Albans Partners Ltd. (8)	10,000,000	2.22%	1,034,468	*
Salomon Brothers Asset Management Inc. (32)	20,000,000	4.44%	2,068,936	*
SG Americas Securities, LLC (29)	2,000,000	*	206,894	*
Silver Convertible Arbitrage Fund, LDC (6)	1,180,000	*	122,067	*
South Dakota Retirement System (39)	2,000,000	*	206,894	*
Sphinx Convertible Arbitrage SPC (7)	2,765,000	*	286,030	*
Swatch Group	350,000	*	36,206	*
TCW Group Inc.	3,540,000	*	366,202	*
Teachers Insurance and Annuity Association of America	5,000,000	1.11%	517,234	*
Van Kampen Harbor Fund (40)	2,100,000	*	217,238	*
Wachovia Bank National Association (41)	10,000,000	2.22%	1,034,468	*
Wachovia Securities International Ltd. (50)	22,500,000	5.00%	2,327,553	*
White River Securities L.L.C. (17)	2,000,000	*	206,894	*
Xavex Convertible Arbitrage 2 Fund (6)	800,000	*	82,757	*
Xavex Convertible Arbitrage 4 Fund (7)	500,000	*	51,723	*
Xavex Convertible Arbitrage 5 Fund (47)	800,000	*	82,757	*
Xavex Convertible Arbitrage 10 Fund (6)	1,220,000	*	126,205	*
Yield Strategies Fund I, L.P. (8)	3,000,000	*	310,340	*
Yield Strategies Fund II, L.P. (8)	2,500,000	*	258,617	*
Zurich Institutional Benchmarks Master Fund Ltd. (7)	2,753,000	*	284,789	*
Any other holder of notes or future transferee, pledgee, donee or successor of any holder (3)	49,683,300	11.04%	5,139,578	*

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 103.4468 shares of common stock per $1,000 principal amount of notes. However, this conversion rate will be subject to adjustment as described under the section entitled “Description of the Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 961,668,009 shares of common stock outstanding as of June 25, 2004. In calculating each holder’s percentage of common stock outstanding, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(4)	Anthony B. Bosco has voting or investment power over these securities.

(5)	Clark K. Hunt, Jonathan Bren and Ken Tananbaum have voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.

(6)	Nathaniel Brown and Robert Richardson have voting or investment power over these securities.

(7)	Michael A. Boyd has voting or investment power over these securities.

(8)	Roy Astrachan has voting or investment power over these securities.

(9)	D. Bruce McMahan, Scott Dillinger, Jay T. Glassman, Ronald P. Fertig, Patricia Ransom and Norman L. Ziegler have voting or investment power over the securities. The selling securityholder is a broker-dealer.

(10)	Ann Houlihan has voting or investment power over these securities.

(11)	Michael Vacca has voting or investment power over these securities.

(12)	Eric Lorben has voting or investment power over these securities.

(13)	KBC Financial Products USA Inc. exercises voting and investment control over any shares of common stock issuable upon conversion of the notes owned by the selling securityholder. Mr. Luke Edwards, Managing Director, exercises voting and investment control on behalf of KBC Financial Products USA Inc.

(14)	Damon Andres has voting or investment power over these securities.

(15)	Stuart Dubson has voting or investment power over these securities.

(16)	Ted Everett has voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.

(17)	David Liebowitz and Yan Erlikh have voting or investment power over these securities. The selling securityholder is a broker-dealer.

(18)	CNH Partners, LLC is the investment advisor of the selling securityholder and has sole voting and dispositive power over these securities. Investment principals for the advisor are Robert Krail, Mark Mitchell and Todd Pulvino.

(19)	Gerry Murtagh has voting or investment power over these securities. The selling securityholder is a broker-dealer.

(20)	The selling securityholder is an affiliate of a broker-dealer which acts as an underwriter for the fund.

(21)	The selling securityholder is an affiliate of a broker-dealer and is managed by Morgan Stanley Advisors, which is wholly-owned by Morgan Stanley, a broker-dealer.

(22)	Michael A. Boyd has voting or investment power over the securities. The selling securityholder is a broker-dealer.

(23)	Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”) share all investment and voting power with respect to the securities held by SAC Capital Associates LLC. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of these securities.

(24)	JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment advisor registered with the Securities and Exchange Commission. The Manager has voting and dispositive power over JMG Partners’ investments, including these securities. The equity interests of the Manager are owned by JMG Capital Management, Inc. (“JMG Capital”), a Delaware corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.

(25)	JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”). The Manager is an investment advisor registered with the Securities and Exchange Commission and has voting and dispositive power over the Fund’s investments, including these securities. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a Delaware company (“Pacific”) and Asset Alliance Holding Corp., a Delaware company. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David and Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

(26)	The selling securityholder is an affiliate of and advised by Thrivent Investment Management Inc., a broker-dealer.

(27)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment advisor with the Securities and Exchange Commission and as such, is the investment manager to DKR SoundShore Opportunity Holding Fund Ltd. (the “Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have share dispositive and voting power over the securities. Tom Kirvaitis has trading authority over the Fund.

(28)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment advisor with the Securities and Exchange Commission and as such, is the investment manager to DKR SoundShore Strategic Holding Fund Ltd. (the “Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive voting power over the securities. Michael Cavuoti has trading authority over the Fund.

(29)	The selling securityholder is a broker-dealer.

(30)	Stuart Dubson has voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.

(31)	Advisory Convertible Arbitrage L.L.C., the fund’s general partner, is an affiliate of a broker-dealer. The managing member of Advisory Convertible Arbitrage L.L.C. is Advisory Capital Strategies Group, Inc., which is majority owned by American Express Asset Management Group, Inc., which is a part of American Express Company, a publicly-held company.

(32)	The selling securityholder is an affiliate of a broker-dealer.

(33)	Intentionally omitted.

(34)	The selling securityholder is the parent of Commerzbank Capital Markets Corp., a broker-dealer.

(35)	Michael J. Carusillo and Clayton Struve have voting or investment power over these securities. The selling securityholder is a broker-dealer.

(36)	Glen Dubin and Henry Swieca, principals of Highbridge Capital Management, trading advisor to the selling securityholder, have voting or investment power over the securities. The selling securityholder is a subsidiary of Highbridge Capital Corp., a broker-dealer.

(37)	Larry Card, Elaine Havens, Rex Olson and Simon Lee have voting or investment power over the securities.

(38)	The selling securityholder is under common ownership with Putnam Retail Management Limited Partnership, a registered broker-dealer.

(39)	Chris Huisken has voting or investment power over the securities.

(40)	Van Kampen Asset Management (c/o Anita Karier), as investment advisor to the selling securityholder, has discretionary authority over the selling securityholder’s portfolio. The selling securityholder is a broker-dealer.

(41)	Eric Peyton has voting or investment power over the securities. The selling securityholder is an affiliate of a broker-dealer.

(42)	Eric Peyton has voting or investment power over the securities. The selling securityholder is a broker-dealer.

(43)	Selling securityholder is an affiliate of MFS Fund Distributors Inc., a broker-dealer.

(44)	DKR Saturn Management L.P. (“DKR Saturn”) is a registered investment adviser with the Securities and Exchange Commission and as such, is the investment manager to DKR Saturn Event Driven Holding Fund Ltd. (the “Fund’). DKR Saturn has retained certain individuals to act as the portfolio manager to the Fund managed by DKR Saturn. As such, DKR Saturn and certain portfolio managers have shared dispositive and voting power over the securities. For the securities, DKR Saturn Management Company L.P. has been retained to act as the portfolio manager to the Fund. Ron Phillips has trading authority over the Fund.

(45)	DKR Saturn Management L.P. (“DKR Saturn”) is a registered investment adviser with the Securities and Exchange Commission and as such, is the investment manager to DKR Saturn Multi-Strategy Fund Ltd. (the “Fund’). DKR Saturn has retained certain individuals to act as the portfolio manager to the Fund managed by DKR Saturn. As such, DKR Saturn and certain portfolio managers have shared dispositive and voting power over the securities. For the securities, DKR Saturn Management Company L.P. has been retained to act as the portfolio manager to the Fund. Mike Cotton has trading authority over the Fund.

(46)	Intentionally omitted.

(47)	Alex Adair has voting or investment power over these securities.

(48)	Alex Adair has voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.

(49)	Peter Delisser has voting or investment power over these securities.

(50)	Eric Peyton has voting or investment power over these securities. The selling securityholder is a broker-dealer and an affiliate of a broker-dealer.

(51)	David Egglishaw has voting or investment power over these securities.

(52)	Loren Katzovitz, Patrick Hughes and Kevin Felix have voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.

(53)	Man-Diversified Fund II Ltd. has been identified as the Controlling Entity of Man Mac 1 Ltd., the beneficial owner of the securities. The manager shares of Man-Diversified Fund II Ltd. are owned 75% by Albany Management Company Limited and 25% by Nam Holdings Limited. The registered shareholder of Albany Management Company Limited it Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of Man Group plc, which is a public company listed on the London Stock Exchange.

(54)	Archeus Capital Management, LLC is the Investment Manager for The Animi Master Fund, Ltd., the selling securityholder with respect to the securities. Accordingly, Archeus Capital Management, LLC has voting and dispositive power of the securities held by The Animi Master Fund, Ltd. Peter Hirsch is a Managing Member of Archeus Capital Management, LLC and its Chief Investment Officer on behalf of The Animi Master Fund, Ltd.

     We prepared this table based on the information supplied to us by the selling securityholders named in the table.

     Information about other selling securityholders will be set forth in prospectus supplements or post-effective amendments, if required. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from time to time. Any changed information with respect to which we are given notice will be set forth in prospectus supplements.

     Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities.

PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes or the common stock issued upon conversion of the notes offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders;

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of common stock.

     The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     Any selling securityholder who is a “broker-dealer” may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act. To our knowledge based upon information provided to us by selling securityholders, the only selling securityholders who are registered broker dealers are Bear, Stearns & Co. Inc., Credit Suisse First Boston Europe Ltd., CSS, L.L.C, Forest Fulcrum Fund LP, J.P. Morgan Securities Inc., KBC Financial Products USA, Inc., McMahan Securities Co., L.P., SG Americas Securities, LLC, Van Kampen Harbor Fund, Wachovia Securities International Ltd. and White River Securities L.L.C., and as such they are deemed to be underwriters of the notes and the underlying common stock within the meaning of the Securities Act. Other than the performance of investment banking, commercial banking, advisory and other commercial services for us in the ordinary course of business, we do not have a material relationship with any of these broker-dealers and none of these broker-dealers has the right to designate or nominate a member or members of the board of directors. These securityholders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market-making or stabilization transactions involving the purchase or distribution of these securities by these securityholders. To our knowledge, none of the selling securityholders who are affiliates of broker-dealers purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

     If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

     The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

     These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and the underlying common stock, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

     Our common stock is listed on the New York Stock Exchange Composite Tape under the symbol “SLR.” We do not intend to apply for the listing of the notes on any securities exchange or for quotation through the New York Stock Exchange. Accordingly, we cannot assure that the notes will be liquid or that any trading for the notes will develop.

     There can be no assurance that any selling securityholder will sell any or all of the notes and the underlying common stock pursuant to this prospectus. In addition, any notes and the underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

     Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

     The validity of the securities offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

     The consolidated financial statements and financial statement schedule of Solectron Corporation as of August 31, 2003 and 2002, and for each of the years in the three-year period ended August 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the August 31, 2003, consolidated financial statements refers to the company’s adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” on September 1, 2001.

ADDITIONAL INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference room. Reports, proxy and information statements, and other information filed electronically by us with the SEC are available to the public at the SEC’s website at www.sec.gov. However, information on the SEC’s Web site does not constitute a part of this prospectus.

     In this document, we “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC prior to the termination of the offering of the notes will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until this offering is completed:

•	Our annual report on Form 10-K for the fiscal year ended August 31, 2003, filed with the SEC on November 14, 2003;

•	Our quarterly reports on Form 10-Q for the quarters ended November 30, 2003, February 28, 2004 and May 31, 2004 filed with the SEC on January 12, 2004, April 9, 2004 and July 2, 2004, respectively; and

•	Our current report on Form 8-K, filed on February 9, 2004 containing, among other things, certain of our historical consolidated financial information reissued in an updated format, and our current reports on Form 8-K, filed on February 13, 2004, May 7, 2004 and May 25, 2004, respectively.

     The information appearing in the Form 8-K, filed on February 9, 2004, to the extent indicated therein, supercedes the information appearing in our annual report on Form 10-K.

     You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

Solectron Corporation
847 Gibraltar Drive, Building 5
Milpitas, California 95035
Telephone: (408) 957-8500
Attn: Treasurer

     You should rely only on the information provided in this prospectus or information incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

MARKET DATA

     Market data incorporated by reference into this prospectus is based on independent industry sources, other publicly available information and the good faith estimates of our management.

     Although we are aware of no reason that would lead us to believe that such sources are not reliable, the accuracy and completeness of such information has not been independently verified by us and cannot be guaranteed.